Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

[redacted]

08006187

Brambles

1 December 2008

SEC
Mail Processing
Section

DEC 0 4 2008

Washington, DC
101

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

PROCESSED
DEC 1 2 2008 E
THOMSON REUTERS

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R. Gerrard

Robert Gerrard
Group Company Secretary

dlw 12/9

{CW 00045586}

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF PERFORMANCE SHARE AWARDS

We wish to advise that 7,962 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the 2004 Performance Share Plan. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,962
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,962 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the Brambles 2004 Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,340,939	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,595,872	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 November 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Listing Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The person discharging managerial responsibility is not a Director of Brambles Limited.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{CLV 00044076}

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KEVIN SHUBA

8. State the nature of the transaction

EXERCISE OF 23,746 PERFORMANCE SHARE RIGHTS ON PARTIAL ACHIEVEMENT OF PERFORMANCE CONDITIONS. PERFORMANCE SHARE RIGHTS WERE GRANTED ON 21 OCTOBER 2005.

SALE OF 23,746 FULLY PAID ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE 8 ABOVE

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000017%

11. Number of shares, debentures or financial instruments relating to shares disposed

23,746 ORDINARY SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.000017%

13. Price per share or value of transaction

AVERAGE OF $7.91 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 29 OCTOBER 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

FOLLOWING THESE TRANSACTIONS, THE PDMR HOLDS RELEVANT INTERESTS IN 27,780 BRAMBLES LIMITED SHARES REPRESENTING 0.00002% OF THE TOTAL ISSUED SHARE CAPITAL OF BRAMBLES LIMITED

16. Date issuer informed of transaction

29 OCTOBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 3 NOVEMBER 2008

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF PERFORMANCE SHARE AWARDS

We wish to advise that 3,161 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the 2004 Performance Share Plan. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,161
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,161 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the Brambles 2004 Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,344,100	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,592,711	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 November 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

7 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS AND PERFORMANCE SHARE AWARDS

We wish to advise that 58,020 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,020
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,400 @ $4.74 per share 2,564 @ $8.20 per share 53,056 @ $8.30 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,402,120	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,534,691	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 November 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

10 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF PERFORMANCE SHARE AWARDS

We wish to advise that 13,650 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the 2004 Performance Share Plan. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,650
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,254 @ $0.00 per share 10,396 @ $8.36 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the Brambles 2004 Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,415,770	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,300,761	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 November 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

13 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 10,260 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,260
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	800 @ $4.74 per share 3,161 @ $8.38 per share 6,299 @ $8.23 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,426,030	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,290,501	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 November 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF AWARDS

We wish to advise that 36,476 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the Brambles 2004 Performance Share Plan. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,476
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	482 @ $0.00 per share 32,834 @ $7.97 per share 3,160 @ $8.05 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the Brambles 2004 Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,462,506	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,254,025	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 November 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

20 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,544 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,544
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6,018 @ $4.74 per share 4,526 @ $7.67 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,473,050	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,243,481	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 November 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 November 2008

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Amended Constitution

In accordance with Listing Rule 15.4.2, attached is a consolidated copy of the Brambles Limited constitution, as amended by a special resolution passed earlier today at the Brambles Limited Annual General Meeting 2008.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{EXT 00045309}

Constitution of Brambles Limited
ACN 118 896 021

The Corporations Act

A company limited by shares

Registered in Victoria

Allens Arthur Robinson
Deutsche Bank Place
Corner Hunter and Phillip Streets
Sydney NSW 2000
Tel 61 2 9230 4000
Fax 61 2 9230 5333
www.aar.com.au

Table of Contents

Constitution of Brambles Limited ACN 118 896 021, a public company limited by shares (the ***company***).

GENERAL

1. Definitions

The following definitions apply in this Constitution unless the context requires otherwise:

Act means the Corporations Act (Cth) and the Corporations Regulations.

ASIC means Australian Securities and Investments Commission and includes any successor body.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of ASTC or of any relevant organisation which is an alternative or successor to, or replacement of, ASTC or of any applicable CS clearing house.

ASX means Australian Stock Exchange Limited (ACN 008 624 691) and includes any successor body.

Board means the board of Directors of the company (or a duly appointed committee of that board) from time to time.

Business Day means a day on which banks are ordinarily open for business in Sydney, excluding Saturdays, Sundays, public holidays in New South Wales or any other day which the ASX declares is not a business day.

Director means a person appointed or elected to the office of director of the company in accordance with this Constitution and includes any alternate director duly acting as a director.

disposal and dispose as used in Article 33 have the meanings given in the Listing Rules.

Dividend includes an interim dividend.

Escrow Period means the period set out in a Restriction Agreement.

Executive Director means a Director appointed to hold employment or executive office in accordance with this Constitution.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, including Australian Takeovers Panel and ASIC.

Listing Rules means the Listing Rules of the ASX and any other rules of the ASX which are applicable while the company is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

Marketable Parcel has the meaning given in the Listing Rules.

Member Present means, in connection with a meeting, the member present at the venue or venues for the meeting, in person or by proxy, by attorney or, where the member is a body corporate, by representative.

Ordinary Share means an ordinary share in the company.

person and words importing persons means any person and includes partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals.

Prescribed Rate means the base rate charged by the company's principal banker to corporate customers from time to time in respect of overdraft loans in excess of $100,000 calculated on a daily basis and a year of 365 days.

Restricted Securities has the meaning in the Listing Rules and includes shares in the company defined as such in any Restriction Agreement.

Restriction Agreement means a restriction agreement in a form set out in the Listing Rules or otherwise approved by the ASX and includes any agreement which the company and any member agrees is a Restriction Agreement.

Seal means any common seal or duplicate common seal of the company.

Subsidiary in relation to a subsidiary of the company, the same meaning as in section 9 of the Act.

Uncertificated Securities Holding means securities of the company which under the Act, the Listing Rules or any Uncertificated Transfer System may be held in uncertificated form.

Uncertificated Transfer System means any system operated under the Act, the Listing Rules or the ASTC Settlement Rules which regulates the transfer or registration of, or the settlement of transactions affecting, securities of the company in uncertificated form and includes CHESS (as defined in the ASTC Settlement Rules) as it applies to securities in certificated and uncertificated form.

2. Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) A gender includes all genders.

(b) The singular includes the plural and conversely.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a paragraph or sub-paragraph is to a paragraph or sub-paragraph, as the case may be, of the Article or paragraph, respectively, in which the reference appears.

(e) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(f) Mentioning anything after ***include***, ***includes*** or ***including*** does not limit what else might be included.

(g) Division 10 of Part 1.2 of the Act applies in relation to this Constitution as if it is an instrument made under the Act.

(h) Except in so far as a contrary intention appears in this Constitution, an expression has, in a provision of this Constitution which relates to a particular provision of the Act, the same meaning as in that provision of the Act.

3. Replaceable rules

The replaceable rules contained in the Act do not apply to the company.

4. Previous constitution superseded

This Constitution supersedes the constitution of the company which was taken to be the company's constitution in force immediately before the adoption of this Constitution.

5. Transitional

Everything done under any previous constitution of the company shall continue to have the same operation and effect after the adoption of this Constitution as if properly done under this Constitution. In particular:

(a) every Director, alternate Director and Secretary in office immediately before adoption of this Constitution shall be taken to have been appointed and shall continue in office under this Constitution; and

(b) any Seal adopted by the company before the adoption of this Constitution shall be taken to be a Seal properly adopted under this Constitution.

6. Actions authorised under the Act and compliance with the Act

Where the Act authorises or permits a company to do any matter or thing if so authorised by its constitution, the company is and shall be taken by this Article to be authorised or permitted to do that matter or thing, despite any other provisions of this Constitution.

CAPITAL

7. Power of Directors to issue securities

(a) The Directors may issue shares or options over shares in, and other securities of, the company.

(b) Any share, option or other security may be issued for such consideration and with such preferred, deferred or other special rights or such restrictions, whether with

regard to dividends, voting, return of capital, payment of calls, redemption, conversion or otherwise, as the Directors may decide.

(c) Paragraphs (a) and (b) have effect without prejudice to any special rights conferred on the holders of any issued shares, options or other securities.

(d) A holder of a preference share only has the right to vote:

(i) during a period during which a dividend (or part of a dividend) in respect of the share is in arrears;

(ii) on a proposal to reduce the share capital of the company;

(iii) on a proposal to approve the terms of a buy-back agreement;

(iv) on a proposal that affects rights attached to the share;

(v) on a proposal to wind up the company;

(vi) on a proposal for the disposal of the whole of the property, business and undertaking of the company; and

(vii) during the winding up of the company.

(e) Holders of preference shares have the same rights as holders of ordinary shares in relation to receiving notices, reports and audited accounts, and attending general meetings of the company.

8. Variation of class rights

(a) This Article applies if at any time the share capital is divided into different classes of shares.

(b) The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the company is being wound up, be varied:

(i) with the consent in writing of the holders of three-fourths of the issued shares of that class; or

(ii) with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

(c) The provisions of this Constitution relating to general meetings apply in so far as they are capable of application to every separate class meeting except that any holder of shares of the class present may demand a poll.

(d) Unless otherwise provided by this Constitution or by the terms of issue of the shares of that class, the rights conferred upon the holders of the shares of any class are not varied, abrogated or otherwise affected by the creation or issue of further shares ranking equally with or subsequent to those shares or by the purchase or redemption by the Company of its own shares.

9. Brokerage and commission

The company may exercise the powers to pay brokerage or commission conferred by the Act.

The brokerage or commission may be satisfied by:

(a) the payment of cash;

(b) the issue of fully or partly paid shares;

(c) partly by the payment of cash and partly by the issue of fully or partly paid shares; or

(d) the grant of an option to call for the issue of fully or partly paid shares.

10. Recognition of third party interests

(a) Except as required by law, the company shall not recognise a person as holding a share on any trust.

(b) Whether or not it has notice of the rights or interests concerned, the company is not bound to recognise:

(i) any equitable, contingent, future or partial claim to, or interest in, any share or unit of a share; or

(ii) any other right in respect of a share,

except an absolute right of ownership of the member or as otherwise provided by this Constitution or by law.

11. Restricted securities

If there is a breach of any Restriction Agreement entered into by the company under the Listing Rules in relation to Restricted Securities issued by the company or there is a breach of the Listing Rules relating to those Restricted Securities, the member holding the Restricted Securities (if such securities are shares in the company) shall cease to be entitled to any Dividends and to any voting rights in respect of those shares for so long as the breach subsists.

12. Registers; Audit

(a) The company will not close any register in contravention of the Listing Rules or the ASTC Settlement Rules.

(b) While the company is listed on the ASX, each register will be audited at such intervals, by such person in such manner, as required by the Listing Rules and the ASTC Settlement Rules.

(c) If at any time the company has issued debentures and keeps a register of debenture holders, the company may close its register of debenture holders during a period or periods not exceeding in aggregate 30 days in any calendar year.

(d) The company may establish and maintain an issuer sponsored subregister under an Uncertificated Transfer System in compliance with any relevant provisions of the Act, the Listing Rules and the ASTC Settlement Rules.

(e) The company will comply with all obligations imposed on the company under the Listing Rules and the ASTC Settlement Rules in respect of conversions of shares or securities from one subregister or register to another subregister or register.

13. Fractions

If, as the result of a consolidation and division, a sub-division or a pro rata issue of shares, members become entitled to fractions of a share, the Board may on behalf of the members deal with the fractions as it thinks fit. In particular, the Board may:

(a) issue fractional certificates or make cash payments in cases where shares become issuable in fractions or determine that fractions may be disregarded;

(b) vest any cash in trustees on trust for the persons entitled as they think fit; and

(c) authorise any person to make, on behalf of all the members entitled to any further shares, an agreement with the company providing for the issue to them, credited as fully paid up, of any further shares and any agreement made under that authority is effective and binding on all the members concerned.

CERTIFICATES FOR SHARES OR OTHER SECURITIES

14. Uncertificated holdings

(a) If and for so long as dealings in shares in, or other securities of, the company take place under an Uncertificated Transfer System:

(i) the company need not issue any certificate in respect of shares or other securities held as an Uncertificated Securities Holding;

(ii) a holder shall be entitled to receive such statements in respect of an Uncertificated Securities Holding as the company is required to give under the Uncertificated Transfer System;

(iii) unless the company has elected in accordance with, or it is required under, the Listing Rules that all its shares or other securities of the relevant class are to be in uncertificated form, a member may, as permitted by the Uncertificated Transfer System, elect to have all or any of the member's holding converted from certificated to uncertificated form or from uncertificated to certificated form; and

(iv) the register of members shall distinguish between shares or other securities held in certificated form and shares or other securities held as an Uncertificated Securities Holding.

(b) This Article prevails over any other provision of this Constitution with which it may be inconsistent (except Article 112).

15. Certificates

Subject to Article 14:

(a) a person whose name is entered as a member in the register of members or as a holder in a register of any other securities is entitled without payment to receive a certificate in respect of the member's shares or the holder's other securities (as the case may be) in accordance with the Act;

(b) the company is not bound to issue more than one certificate in respect of any shares or other securities held jointly by several persons; and

(c) delivery of a certificate for any such shares or other securities to one of several joint holders is sufficient delivery to all of the joint holders.

16. Form of certificates

A certificate for shares or other securities shall be in a form that the Directors from time to time decide and any certificate for shares must contain details of:

(a) the name of the company and the state in which it is registered;

(b) the class of the shares; and

(c) the amount paid and unpaid on the shares.

17. Worn out or defaced certificates

(a) Subject to paragraph (b), the provisions of the Act with respect to certificates which are lost or destroyed shall apply to certificates which are worn out or defaced. The Directors may exercise all the powers in relation to certificates which are lost, destroyed, worn out or defaced as are exercisable by the company or its Directors under the Act in relation to certificates that are lost or destroyed.

(b) The company:

(i) shall issue a certificate in replacement of a worn out or defaced certificate only if the certificate to be replaced is received by the company for cancellation and is cancelled; and

(ii) may require the payment of a sum (determined by the company in connection with the issue of a replacement certificate) as the company's standard fee for the production of replacement certificates. This fee shall not exceed any maximum amount prescribed by the Act.

LIEN ON SHARES

18. Lien on shares

(a) The company has a first and paramount lien on every share for:

(i) any amount due and unpaid in respect of the share which has been called or is payable at a fixed time;

(ii) any amounts which remain outstanding on loans made by the company to acquire shares under an employee share scheme (to the extent permitted by the Act); and

(iii) all amounts that the company may be called on by law to pay (and has paid) in respect of the share.

(b) The Directors may at any time exempt a share wholly or in part from the provisions of this Article.

(c) The company's lien (if any) on a share extends to all Dividends payable and entitlements deriving in respect of the share. The Directors may retain those Dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the company in respect of which the lien exists. Without limiting paragraphs (e) and (f), the company's lien extends to reasonable interest and expenses incurred by the company because the amounts in question are unpaid.

(d) No person shall be entitled to exercise any rights or privileges as a member until the member has paid all calls and, instalments of calls and other moneys (including interest) for the time being payable in respect of every share held by the member.

(e) Paragraph (f) shall apply if the company is or may in the future be liable under the law of any jurisdiction in or outside Australia:

(i) in respect of any shares registered in the name of a member (whether solely or jointly with others); or

(ii) in respect of any Dividends, interest, bonuses or other moneys or distributions paid or payable or entitlements derived or deriving in respect of any such shares,

to pay any amount for or on account or in respect of any member (whether in consequence of the death of that member, the non-payment of any income or other tax by that member, the non-payment of any estate, probate, succession, death, stamp or other duty by the member or by the executor or administrator of the estate of that member or otherwise).

(f) The company:

(i) shall be fully indemnified by the member referred to in paragraph (e) or the member's estate from and against the liability referred to in that paragraph;

(ii) shall have a lien on the shares registered in the name of that member for all moneys paid or payable by the company in respect of those shares under or in consequence of the liability; and

(iii) may recover, as a debt due from that member or the member's estate, those moneys by deducting from any Dividend or any other amount payable to the member in respect of the shares or otherwise (together with interest on the sum from the day of payment by the company to the time of actual repayment by the member or the member's estate at a rate not

exceeding the Prescribed Rate, but the Directors may waive payment of interest wholly or in part).

19. Exercise of lien

(a) Subject to paragraph (b), the company may sell any shares on which the company has a lien, in the manner that the Directors think fit.

(b) A share on which the company has a lien shall not be sold unless:

(i) a sum in respect of which the lien exists is payable; and

(ii) at least 7 days before the date of the sale, the company has given to the member or the person entitled to the share by reason of the death or bankruptcy of the member, a notice in writing demanding payment of the sum (but subject to Article 22 in the case of a call on shares quoted on the ASX).

20. Completion of sale

(a) For the purpose of giving effect to a sale of shares under lien, the Directors may authorise a person to do everything necessary to transfer the shares sold to the purchaser of the shares.

(b) The company shall register the purchaser as the holder of the shares comprised in any transfer, after which the validity of the sale may not be impeached by any person, and the purchaser is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The purchaser shall be discharged from liability for any calls which may have been due before the purchase of those shares, unless otherwise expressly agreed.

(e) The remedy of any person aggrieved by any such sale shall be in damages only and against the company exclusively.

21. Application of proceeds of sale

The proceeds of a sale made under a lien shall be applied by the company in payment of:

(a) first, the expenses of the sale; and

(b) second, that part of the amount in respect of which the lien exists as is presently payable.

Any residue shall be paid to the person entitled to the shares immediately prior to the sale, on delivery by that person of the certificate, if any, for the shares that have been sold.

CALL ON SHARES

22. Directors' power to make calls

Subject to the Listing Rules in the case of shares of the company which are quoted on the ASX:

(a) The Directors may make calls on the members in respect of any money unpaid on the shares of the members which is not by the terms of issue of those shares made payable at fixed times.

(b) Each member shall, on receiving at least 14 days' notice specifying the time or place of payment, pay to the company at the time and place so specified the amount called on the member's shares.

(c) The Directors may revoke or postpone a call.

(d) A call may be required to be paid by instalments.

(e) A call is made at such time or times specified in the resolution of the Directors authorising the call.

(f) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member shall not invalidate the call.

In the case of shares of the company which are quoted on the ASX, calls shall be made, and notice of those calls given, in accordance with the Listing Rules.

23. Liability of joint holders for calls

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

24. Interest on unpaid amounts

(a) If a sum called or otherwise payable to the company in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due shall pay:

(i) interest on the sum from the day appointed for payment of the sum to the time of actual payment at a rate determined by the Directors but not exceeding the sum of the Prescribed Rate plus 5%; and

(ii) any costs and expenses incurred by the company by reason of non-payment or late payment of the sum.

(b) The Directors may waive payment of some or all of the interest or costs and expenses under paragraph (a) wholly or in part.

25. Fixed sums taken to be called

(a) Any sum that, under the terms of issue of a share, becomes payable on allotment or at a fixed date shall, for the purposes of this Constitution, be taken to be a call duly made and payable on the date on which under the terms of issue the sum becomes payable.

(b) If any other sum is not paid when due, all the provisions of this Constitution relating to payment of interest and expenses, forfeiture or otherwise apply as if that sum had become payable by virtue of a call duly made and notified.

26. Differentiation between holders

Subject to the Listing Rules in the case of shares of the company which are quoted on the ASX, the Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

27. Prepayments of calls

(a) The Directors may accept from a member the whole or a part of the amount unpaid on a share even if that amount has not been called.

(b) The Directors may authorise payment by the company of interest on the whole or any part of an amount accepted under paragraph (a) until the amount becomes payable, at a rate, not exceeding the Prescribed Rate, which is agreed between the Directors and the member paying the sum.

(c) The Directors may at any time repay the whole or any part of any amount paid in advance on serving the member with one month's notice of its intention to do so.

TRANSFER OF SHARES OR OTHER SECURITIES

28. Uncertificated Transfer System

(a) The company may do anything necessary or desirable or which is permitted under the Act, the Listing Rules or the ASTC Settlement Rules to facilitate participation by the company in any Uncertificated Transfer System.

(b) Shares or other securities of the company may be transferred in any manner permitted by an Uncertificated Transfer System and the Directors may require before registration of any such transfer that there be provided to the company any documents or other information which the Uncertificated Transfer System requires (or permits the company to require) to authorise registration.

(c) Subject to Articles 6, 33 and 112, this Article prevails over any other provision of this Constitution that may be inconsistent with it but does not, except as expressly provided under the Uncertificated Transfer System, permit the Directors to refuse to register a proper ASTC transfer.

29. Transferability of certificated securities

Subject to this Constitution and the Act, a member's shares or any other securities of the company may be transferred by instrument in writing, in any form authorised by the Act or the Listing Rules or in any other form that the Directors approve.

30. Fees

(a) Subject to paragraph (b), the company will not charge a fee for:

(i) registering proper ASTC transfers;

(ii) registering paper-based transfers in registrable form;

(iii) splitting certificates, renunciations and transfer forms;

(iv) issuing certificates and transmission receipts;

(v) effecting conversions between subregisters or the register;

(vi) noting transfer forms;

(vii) issuing a statement showing the opening balance of holding on any issuer sponsored subregister;

(viii) issuing a routine transaction statement to a security holder on any issuer sponsored subregister; or

(ix) sending to a security holder details of a change to the holding which arises from an issue of securities or an acquisition of rights.

(b) The company may charge a reasonable fee for:

(i) issuing a certificate to replace one that is lost or destroyed;

(ii) marking a transfer form, or marking a renunciation and transfer form, within 2 Business Days after the form is lodged with the company; or

(iii) issuing a special transaction statement.

31. Registration of transfers

(a) A transferor of shares or other securities of the company remains the holder of such shares or other securities of the company transferred until the transfer is registered.

(b) Where shares or other securities of the company are transferred other than by a proper ASTC transfer, the following documents must be lodged for registration at the registered office of the company or the location of the relevant share register:

(i) the instrument of transfer;

(ii) the certificate (if any) for such securities; and

(iii) any other information that the Directors may require to establish the transferor's right to transfer such securities.

(c) On compliance with paragraph (b), the company shall, subject to the powers of the company to refuse registration, register the transferee as a member.

(d) The Directors may waive compliance with paragraph (b)(ii) on receipt of satisfactory evidence of loss or destruction of the certificate.

32. Where registration may be refused

(a) Where permitted or required to do so by the Act, the Listing Rules or the ASTC Settlement Rules, the company may or shall (as the case may be) refuse to register any transfer of securities of the company.

(b) In any case where the company is not permitted to refuse to register a transfer under the applicable Uncertificated Transfer System, but would otherwise be entitled to refuse registration of the transfer in accordance with the Act, this Constitution and the Listing Rules, the company may do any or all things permitted by the applicable Uncertificated Transfer System, the Act, the Listing Rules and the ASTC Settlement Rules.

33. Restricted securities

(a) Restricted Securities cannot be disposed of during the Escrow Period, except as permitted by the Listing Rules or the ASX.

(b) The company must refuse to acknowledge a disposal (including registering a transfer) of any Restricted Securities during the Escrow Period, except as permitted by the Listing Rules or the ASX.

34. Notice of non-registration

If the Directors decline to register any transfer of securities within 5 Business Days after the transfer is lodged with the company, the company must give to the person who lodged the transfer written notice of, and the reasons for, the decision to decline registration.

35. Suspension of transfers

The registration of transfers of securities of the company which are not quoted on the ASX may be suspended at any time and for any period as the Directors may from time to time decide. The aggregate of those periods shall not exceed 30 days in any calendar year.

TRANSMISSION OF SHARES OR OTHER SECURITIES

36. Entitlement to shares or other securities on death

(a) Where a member or holder dies:

(i) the survivor or survivors, where the member or holder was a joint holder; and

(ii) the legal personal representatives of the deceased, where the member or holder was a sole holder,

shall be the only persons recognised by the company as having any title to the member's interest in the shares or the holder's interest in any other securities of the company(as the case may be).

(b) The Directors may require such evidence of a member's or holder's death as they think fit.

(c) This Article does not release the estate of a deceased joint holder from any liability in respect of any security that had been jointly held by the holder with other persons.

37. Registration of persons entitled

(a) Subject to the Bankruptcy Act 1966 and to the production of any information properly required by the Directors, a person becoming entitled to a share or other security in consequence of the death or bankruptcy of a member or holder may elect to:

(i) be registered personally as holder of such security; or

(ii) have another person registered as the transferee of such security.

(b) All the limitations, restrictions and provisions of this Constitution relating to:

(i) the right to transfer;

(ii) the registration of the transfer of; and

(iii) the issue of certificates with respect to,

shares or other securities are applicable to any transfer as if the death or bankruptcy of the member or holder had not occurred and the notice or transfer were a transfer signed by that member or holder or effected under an Uncertificated Transfer System.

38. Dividends and other rights

(a) Where a member or holder dies or becomes bankrupt, the member's or holder's legal personal representative or the trustee of the member's estate (as the case may be) is, upon the production of all information as is properly required by the Directors, entitled to the same Dividends, entitlements and other advantages and to the same rights (whether in relation to meetings of the company or to voting or otherwise) as the member or holder would have been entitled to if the member or holder had not died or become bankrupt.

(b) Where 2 or more persons are jointly entitled to any share as a result of the death of a member, they shall, for the purposes of this Constitution, be taken to be joint holders of such security.

(c) The Directors may give notice requiring a person to make the election referred to in Article 37(a). If that notice is not complied with within 60 days, the Directors may withhold payment of all Dividends and other amounts payable in respect of the share until notice of election has been made.

FORFEITURE OF SHARES

39. Liability to forfeiture

(a) If a member fails to pay a call or instalment of a call on or before the day appointed for payment of the call or instalment, the Directors may, at any time afterwards while any part of the call or instalment remains unpaid, serve a notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all expenses of the company incurred as a result of the non-payment.

(b) The notice must:

(i) specify another day (not earlier than 14 days after the date of service of the notice) on or before which and a place at which the payment required by the notice is to be made; and

(ii) state that, if payment is not made at or before the time specified, the shares in respect of which the call was made are liable to be forfeited.

40. Surrender of shares

Subject to the Act and the Listing Rules, the Directors may accept the:

(a) surrender of any fully paid share by way of compromise of any question as to the proper registration of the holder or in satisfaction of any payment due to the company; and

(b) gratuitous surrender of any fully paid share.

Any share so surrendered may be disposed of in the same manner as a forfeited share.

41. Power to forfeit

(a) If the requirements of a notice served under Article 39 are not complied with and any applicable requirements of the Listing Rules or ASTC Settlement Rules are satisfied, any share in respect of which the notice has been given may at any time afterwards, but before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

(b) Such a forfeiture shall include all Dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

42. Powers of Directors

Subject to the Listing Rules:

(a) a forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit;

(b) the forfeiture may be cancelled on such terms as the Directors think fit at any time before a sale or disposition; and

(c) any residue from the proceeds of sale of a forfeited share, after satisfaction of any calls or instalments due and unpaid and accrued interest and expenses in respect of that share, shall be paid to the person entitled to that share at the time of the forfeiture, to the executors, administrators or assigns of the person or as the person directs.

43. Consequences of forfeiture

A person whose shares have been forfeited:

(a) ceases to be a member in respect of the forfeited shares at the time and on the date of the passing of the Directors' resolution approving the forfeiture;

(b) has no claims or demands against the company in respect of those shares;

(c) has no other rights incident to the shares except the rights that are expressly provided by the Act or saved by this Constitution; and

(d) (in the absence of approval by ordinary resolution of holders of ordinary shares) remains liable to pay to the company all money that, at the date of forfeiture, was payable by the person to the company in respect of the shares (including, if the Directors think fit, interest from the date of forfeiture at the Prescribed Rate on the money for the time being unpaid) less any amount satisfied under Article 42(c). The Directors may enforce the payment of the money or any part of the money for which the member is liable as they think fit.

44. Notice of forfeiture

(a) Notice of the resolution of forfeiture shall be given to the member in whose name the share was registered immediately before the forfeiture and an entry of the forfeiture and its date shall be made immediately in the register.

(b) The provisions of paragraph (a) are directory only and the validity of any forfeiture is not affected in any way by any omission to give the notice or to note the entry.

45. Evidentiary matters

A statement in writing by a Director or a Secretary of the company to the effect that:

(a) a share in the company has been duly forfeited on a date specified in the statement; or

(b) a particular sum is payable by a member or former member to the company as at a particular date in respect of a call or instalment of a call (including interest),

is conclusive evidence of the facts set out in the statement as against all persons claiming to be entitled to the share and against the member or former member who remains liable to the company under Article 43.

46. Transfers after forfeiture and sale

(a) The company may:

(i) receive the consideration (if any) given for a forfeited share on any sale or disposition of the share; and

(ii) effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(b) On the completion of the transfer, the transferee is to be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(c) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

47. Fixed amounts taken to be calls

The provisions of this Constitution relating to forfeiture apply in the case of non-payment of any sum that, under the terms of issue of a share, becomes payable at a fixed time, as if that sum had become payable by virtue of a call duly made.

GENERAL MEETINGS

48. Power of Directors to convene

(a) Any Director may convene a general meeting whenever the Director thinks fit.

(b) A Director may cancel by notice in writing to all members any meeting convened by that Director under paragraph (a), except that a meeting convened on the requisition of a member or members shall not be cancelled without their consent.

(c) The Directors may postpone a general meeting or change the place at which it is to be held by notice not later than 48 hours prior to the time of the meeting to all persons to whom the notice of meeting (the ***first notice***) was given. The

postponing notice shall specify the place, date and time of the meeting, which meeting shall be taken to be duly convened pursuant to the first notice.

49. Notice of general meetings

(a) Each notice convening a general meeting shall contain the information required by the Act and the Listing Rules.

(b) The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

50. Business of general meetings

(a) The business of a general meeting may include any business permitted by the Act.

(b) The annual general meeting may consider matters not set out in the notice of meeting to the extent permitted by the Act.

(c) The business to be transacted at any general meeting shall be stated in the notice of meeting except as otherwise permitted by the Act.

51. Quorum

(a) No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business.

(b) Except as otherwise provided in this Constitution, 3 Members Present constitutes a quorum.

(c) If a quorum is not present within 30 minutes after the time appointed for the meeting:

(i) where the meeting was convened upon the requisition of members, the proposed meeting shall be dissolved (subject to Article 53);

(ii) in any other case:

(A) the meeting stands adjourned to a day and at a time and place as the Directors decide or, if no decision is made by the Directors, to the same day in the next week at the same time and place; and

(B) if at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting must be dissolved.

52. Chair of meetings

(a) Subject to paragraph (b), the chair of Directors shall preside as chair at every general meeting.

(b) Where a general meeting is held and:

(i) there is no chair or deputy chair; or

(ii) the chair or deputy chair is not present within 15 minutes after the time appointed for the meeting or does not wish to act as chair of the meeting,

the Directors present shall choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Members Present shall elect one of their number to be chair of the meeting.

(c) The chair will be responsible for the general conduct of general meetings and for the procedures to be adopted at general meetings, subject to the provisions of this Constitution.

(d) The chair may make rulings, adjourn the meeting without putting the question (or any question) to the vote if such action is required to ensure the orderly conduct of the meeting.

(e) The chair may require the adoption of any procedures which are in the chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the company, whether on a show of hands or on a poll.

(f) Persons in possession of visual-recording, or sound-recording devices or placards, banners or articles considered by the chair to be dangerous, offensive or liable to cause disruption, or persons who refuse to produce or permit examination of any articles in their possession or the contents thereof, may be refused admission to any general meeting or may be required to leave and remain out of the meeting.

(g) Nothing contained in this Article will be taken to limit the powers conferred on a chair by law.

53. Adjournments

(a) The chair may and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place.

(b) If the chair elects to adjourn the meeting under paragraph (a), the chair may decide whether to seek the approval of the Members Present.

(c) No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(d) Subject to paragraph (e), it is not a requirement of this Constitution to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

(e) Without prejudice to any other power which the chair may have under the provisions of this Constitution or at law, the chair may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if the chair decides that it has become necessary to do so in order to:

(i) secure the proper and orderly conduct of the meeting;

(ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(iii) ensure that the business of the meeting is properly disposed of.

54. Voting at general meetings

(a) Except in the case of any resolution which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the Members Present and any such decision is for all purposes a decision of the members.

(b) Subject to paragraph (d), any resolution to be considered at a meeting shall be decided on a show of hands.

(c) On a show of hands, a declaration by the chair that a resolution has been carried or lost and an entry to that effect in the minutes of the meeting shall be taken as conclusive evidence of the fact without the need to show the number or proportion of the votes recorded in favour of or against the resolution.

(d) A poll may be demanded by any person or group of persons permitted by the Act.

(e) A poll may not be demanded on any resolution concerning the election of the chair or the adjournment of meeting.

(f) The Directors may determine that at any general meeting or class meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in relation to that resolution. A "direct vote" includes a vote delivered to the company by post, fax or other electronic means approved by the Directors. The Directors may prescribe rules to govern direct voting and specify the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid.

55. Amendments to resolutions

(a) In the case of a resolution duly proposed as an ordinary resolution, no amendment to that resolution (other than a mere clerical amendment to correct a patent error) shall be considered or voted upon unless written notice of the intention to move the amendment is received by the company at least 48 hours prior to the time appointed for holding the relevant meeting or adjourned meeting or (in the absence of such notice) the chair of the meeting in the chair's absolute discretion rules that the amendment shall be considered.

(b) In the case of a resolution duly proposed as a special resolution no amendment to that resolution (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

(c) If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chair of the meeting, the proceedings on the resolution shall not be invalidated by any error in such ruling.

56. Procedure for polls

(a) When demanded, a poll shall be taken in the manner and at the time the chair directs (but not more than 30 clear days after the date of the demand).

(b) The chair shall determine any dispute as to the admission or rejection of a vote and such determination made in good faith shall be final and conclusive.

(c) The result of the poll shall be a resolution of the meeting at which the poll was demanded or required.

(d) The demand for a poll, or requirement that a poll be taken, shall not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded, or is required.

(e) The chair may determine that any poll may close at different times for different classes of shareholder or for different shareholders of the same class entitled to vote on the relevant resolution.

57. Chair has casting vote

In the case of an equality of votes on a show of hands or on a poll the chair of the meeting has a casting vote in addition to any vote to which the chair may be entitled as a member.

VOTES OF SHAREHOLDERS

58. Representation and voting of members

(a) Subject to the Listing Rules and provisions of this Constitution and any rights or restrictions for the time being attached to any class or classes of shares:

(i) at meetings of members or classes of members each member entitled to attend and vote may attend and vote in person or by proxy, by attorney or (where the member is a body corporate) by representative;

(ii) on a show of hands, every Member Present having the right to vote on the resolution has one vote; and

(iii) on a poll, every Member Present having the right to vote on the resolution has:

(A) in the case of a fully paid Ordinary Share, one vote for each share held; and

(B) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that member's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call shall be ignored when calculating the proportion.

59. Joint holders

Where more than one joint holder votes, the vote of the holder whose name appears first in the register of members shall be accepted to the exclusion of the others whether the vote is given personally, by attorney, by proxy or (where the holder is a body corporate) by representative.

60. Members of unsound mind and minors

(a) If a member is:

(i) of unsound mind;

(ii) a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or

(iii) a minor,

the member's committee or trustee or any other person as properly has the management or guardianship of the member's estate or affairs may, subject to paragraph (b), exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member.

(b) Any person with powers of management or guardianship shall not exercise any rights under paragraph (a) unless and until the person has provided the Directors with satisfactory evidence of the person's appointment and status.

61. Restriction on voting rights - unpaid amounts

A member is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the member in respect of shares in the company have been paid.

62. Objections to and error in voting

(a) No objection may be made to the qualification of a person to vote or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs.

(b) Any objection shall be referred to the chair of the meeting, whose decision shall be final.

(c) A vote allowed after an objection shall be valid for all purposes.

63. Number of proxies

(a) A member entitled to cast 2 or more votes on a resolution may appoint 2 proxies. A proxy need not be a member.

(b) If a member appoints 2 proxies, neither proxy is entitled to vote on a show of hands.

(c) If an instrument appointing 2 proxies does not specify the proportion or number of the member's votes each proxy is entitled to exercise, each proxy may exercise half the votes.

64. Form of proxy

(a) An instrument appointing a proxy must be in writing and:

(i) if the appointor is a natural person, be signed by the appointor or the appointor's attorney duly authorised in writing; or

(ii) if the appointor is a corporation, be executed with the seal or without the seal in accordance with the Act or under the hand of a duly authorised officer or attorney,

but otherwise may, subject to the Act and the Listing Rules, be in any form that the Directors may accept or stipulate.

(b) Subject to Article 66(b), a proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated in the instrument of appointment.

(c) Where an instrument of proxy is signed by all of the joint holders of any shares, the votes of the proxy so appointed must be accepted in respect of those shares to the exclusion of any votes tendered by a proxy for any one of those joint holders.

(d) The chair may decide the validity of a proxy or power of attorney or a facsimile of either document.

65. Lodgment of proxies

(a) The documents to be received under the Act for an appointment of a proxy to be effective must be received by the company not less than 48 hours before the meeting commences or (in the case of an adjournment) resumes, unless the notice of meeting specifies a shorter period.

(b) For an instrument appointing an attorney to act on behalf of a member at all meetings of the company (or at all meetings for a specified period) to be effective the following documents must be received by the company at least 48 hours (or any shorter period as the Directors may permit) before the commencement of the meeting or adjourned meeting at which the attorney proposes to vote:

(i) the power of attorney or a certified copy of that power of attorney; and

(ii) any evidence that the Directors may require of the validity and non-revocation of that power of attorney.

For the purposes of this paragraph, the company receives these documents when they are received at any of the following:

(iii) the company's registered office; or

(iv) a place, fax number or electronic address specified for the purpose in the notice of meeting.

66. Validity of proxies

(a) A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

(i) the previous death or unsoundness of mind of the principal;

(ii) the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

(iii) the transfer of the share in respect of which the instrument or power is given,

if no notice in writing of the death, unsoundness of mind, revocation or transfer (as the case may be) has been received by the company at its registered office at least 48 hours (or any shorter period as the Directors may permit or specified by the Act) before the commencement of the meeting, or adjourned meeting at which the instrument is used or the power is exercised.

(b) A proxy is not revoked by the principal attending and taking part in the meeting unless the principal actually votes at the meeting on the resolution for which the proxy is proposed to be used.

67. Where proxy is incomplete

(a) No instrument appointing a proxy shall be treated as invalid merely because it does not contain:

(i) the address of the appointor or of a proxy;

(ii) the proxy's name or the name of the office held by the proxy; or

(iii) in relation to any or all resolutions, an indication of the manner in which the proxy is to vote.

(b) Where the instrument does not specify the name of a proxy, the instrument is taken to be given in favour of the chair of the meeting.

68. Right of officers and advisers to attend general meetings

(a) A Director (even if not a member) is entitled to be present and to speak at any general meeting.

(b) A Secretary (even if not a member) is entitled to be present and, at the request of the chair, to speak at any general meeting.

(c) Any other person (even if not a member) requested by the Directors to attend any general meeting is entitled to be present and, at the request of the chair, to speak at that general meeting.

APPOINTMENT, REMOVAL AND REMUNERATION OF DIRECTORS

69. Appointment and removal

(a) The company may at any time by resolution passed in general meeting:

(i) appoint any person to be a Director; or

(ii) remove any Director from office.

(b) Subject to the Act, the Directors may at any time appoint any person as a Director. Any person appointed under this Article 69(b) shall hold office until the end of the next following annual general meeting and shall be eligible for election at that meeting without needing to give any prior notice.

(c) Unless and until otherwise decided by resolution passed in general meeting, the number of Directors shall not be more than 20.

70. Eligibility and effectiveness of appointment

No person shall be eligible to be appointed as a Director unless:

(a) they are recommended by the Board; or

(b) a notice of the Director's candidature is given to the company at least 35 Business Days before the meeting (or, in the case of a meeting that members have requisitioned Directors to call, 30 Business Days).

71. No share qualification

Directors are not required to hold shares in the capital of the company.

72. Appointment of executive directors

Subject to the Act, the Directors may appoint one or more of its body to hold employment or executive office with the company for such term (subject to the Act) and on any other conditions the Directors think fit. The Directors may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.

73. Retirement

(a) No Director shall hold office for a continuous period in excess of 3 years or past the third annual general meeting following the Director's appointment, whichever is the longer (the ***Rotation Period***), without submitting for re-election. If:

(i) each of Brambles Industries Limited (ABN 22 000 129 868) (***BIL***) and Brambles Industries plc (Company No. 4134697) (***BIP***) becomes a subsidiary of the company; and

(ii) at the later of those dates, a Director of the company:

(A) was holding the office of director of both BIL and BIP; and

(B) had already been appointed a Director of the company,

then, for the purposes of determining his first Rotation Period, the Director will be taken to have been appointed a Director of the company from the earlier of:

(iii) the date that he/she was appointed a director of BIL; and

(iv) the date that he/she was appointed a director of BIP.

(b) At each annual general meeting one-third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not less than one-third, shall retire from office. If there are fewer than three Directors who are subject to retirement by rotation, one shall retire from office.

(c) The Directors to retire by rotation at an annual general meeting include, so far as is necessary to obtain the number required, first, a Director who wishes to retire and not offer himself for reappointment, and, second, the Directors who have been longest in office since their last appointment or reappointment. As between persons who have been in office an equal length of time, the Directors to retire shall (unless they otherwise agree among themselves) be determined by lot The Directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the Board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the Directors after that time but before the close of the meeting.

(d) A retiring Director under paragraph (a)(iv) shall be eligible for re-election without needing to give any prior notice of an intention to submit for re-election and shall hold office as a Director of the company until the end of the meeting at which the Director retires.

(e) Where the company by resolution passed in general meeting has removed a Director before the expiry of his period of office and appointed another person who is willing to act to be a Director in his place, that person appointed in this way is treated, for the purposes of determining the time at which he or another Director is to retire, as if he had become a Director on the date on which the person in whose place he is appointed was last appointed or re-appointed a Director.

74. Remuneration

(a) The Directors shall be paid for their services as Directors.

(b) The fees payable from time to time to non-Executive Directors shall be as the Directors determine and, if required by the Listing Rules:

(i) shall be in an amount not exceeding in aggregate a maximum sum that is from time to time approved by resolution of the company (which amount shall include any remuneration paid to those Directors by any Subsidiary of the company for their services); and

(ii) any notice convening a general meeting at which it is proposed to seek approval to increase the maximum aggregate sum shall specify the proposed new maximum aggregate sum and the amount of the proposed increase.

(c) The fees fixed under paragraph (b):

(i) shall be divided among the non-Executive Directors in the proportions as they may agree or, if they cannot agree, equally among them; and

(ii) are exclusive of any benefits which the company provides to Directors in satisfaction of legislative schemes (including benefits provided under superannuation guarantee or similar schemes).

(d) Fees payable to non-Executive Directors shall be by a fixed sum and not by a commission on or as a percentage of the operating revenue of the company.

(e) The remuneration to which a Director is entitled may be provided to a Director in cash or in such other form as is agreed between the company and the Director and may be paid in Australian dollars or any other currency as is agreed between the company and the Director. A Director may elect to forgo some or all of the Director's entitlement to cash remuneration in favour of another agreed form of remuneration and vice versa, provided the total cost to the company of that Director's remuneration is not thereby increased above the maximum for that Director under paragraph (c).

(f) The Directors shall also be entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, general meeting of the company or otherwise in connection with the business or affairs of the company.

(g) If any Director, with the approval of the other Directors, performs extra services or makes any special exertions for the benefit of the company, such other Directors may approve the payment to that Director of special and additional remuneration as such other Directors think fit having regard to the value to the company of the extra services or special exertions. Any special or additional remuneration shall not include a commission on or percentage of profits or operating revenue or turnover.

(h) Subject to the Act and the Listing Rules, an Executive Director may be appointed on such terms as to remuneration (whether by salary, commission or participation in profits, or a combination of them) as may be agreed by the other Directors.

(i) Subject to the Act and the Listing Rules, a Director may be engaged by the company in any other capacity (other than auditor) and may be appointed on such terms as to remuneration, tenure of office and otherwise as may be agreed by the other Directors.

75. Vacation of office

In addition to the circumstances in which the office of a Director becomes vacant:

(a) under the Act;

(b) because of a resolution under Article 69(a)(ii); or

(c) under Article 73,

the office of a Director becomes vacant if the Director:

(d) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health and the Board resolves that his office be vacated;

(e) has been appointed for a fixed term and the term expires;

(f) resigns by notice in writing to the company;

(g) is absent without the consent of the other Directors from meetings of the Directors held during a continuous period of 3 months and the other Directors resolve that his office be vacated; or

(h) dies.

76. Retiring allowance for Directors

(a) In addition to amounts payable under Article 74, the company may make any payment or give any benefit to any Director of the company or of a Subsidiary or any other person in connection with the Director's retirement, resignation from or loss of office or death while in office, if it is made or given in accordance with the Act and the Listing Rules.

(b) Subject to paragraph (a), the company may:

(i) make contracts or arrangements with a Director or a person about to become a Director of the company or a subsidiary under which the Director or any person nominated by the Director is paid or provided with a lump sum payment, pension, retiring allowance or other benefit on or after the Director or person about to become a Director ceases to hold office for any reason;

(ii) make any payment under any contract or arrangement referred to in sub-paragraph (i); and

(iii) establish any fund or scheme to provide lump sum payments, pensions, retiring allowances or other benefits for:

(A) Directors, on them ceasing to hold office; or

(B) any person including a person nominated by the Director, in the event of the Director's death while in office,

and from time to time pay to the fund or scheme any sum as the company considers necessary to provide those benefits.

(c) The company may impose any conditions and restrictions under any contract, arrangement, fund or scheme referred to in paragraph (b) as it thinks proper.

(d) The company may authorise any Subsidiary to make a similar contract or arrangement with its Directors and make payments under it or establish and maintain any fund or scheme , whether or not all or any of the Directors of the Subsidiary are also Directors of the company.

POWERS AND DUTIES OF DIRECTORS

77. Powers of Directors

(a) Subject to the Act, the Listing Rules and this Constitution, the business of the company is managed by the Directors, who may exercise all powers of the company which are not, by the Act, the Listing Rules or this Constitution, required to be exercised by the company in general meeting.

(b) Without limiting the generality of paragraph (a), the Directors may exercise all the powers of the company:

(i) to borrow money, to charge any property or business of the company or all or any of its uncalled capital;

(ii) to issue debentures or give any other security for a debt, liability or obligation of the company or of any other person.

78. Appointment of attorneys

(a) The Directors may, by power of attorney, appoint any person to be the attorney of the company for such purposes, with the powers, authorities and discretions vested in or exercisable by the Directors for any period and subject to any conditions as they think fit.

(b) Any appointment under paragraph (a) may be made on terms for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

79. Negotiable instruments

All negotiable instruments of the company shall be executed by the persons and in the manner the Directors decide from time to time.

PROCEEDINGS OF DIRECTORS

80. Proceedings

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) A Director may at any time, and on the request of a Director, a Secretary shall convene a meeting of the Directors.

(c) Reasonable notice must be given to every Director of the place, date and time of every meeting of the Directors. Notice need not be in writing and may be given by fax, electronically or any other means the Directors agree from time to time. Where any Director is for the time being away from their usual place of contact, notice need only be given to that Director if contact details have been given by that Director to the company, but notice shall always be given to any alternate Director whose appointment by that Director is for the time being in force.

(d) A Director may waive notice of any meeting of Directors by notifying the company to that effect in person or by any other means.

(e) The non-receipt of notice convening a Directors' meeting by, or the accidental omission to give notice to any person entitled to receive notice does not invalidate the proceedings, or any resolution passed at a Directors' meeting.

81. Meetings by technology

(a) For the purposes of the Act, each Director, on becoming a Director (or on the adoption of this Constitution), consents to the use of the following technology for holding a Directors meeting:

(i) video;

(ii) telephone;

(iii) any other technology or combination of the above which permits each Director to communicate simultaneously with every other Director.

A Director may withdraw the consent given under this Article in accordance with the Act.

(b) Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i) the participating Directors shall, for the purpose of every provision of this Constitution concerning meetings of the Directors, be taken to be assembled together at a meeting and to be present at that meeting;

(ii) all proceedings of those Directors conducted in that manner shall be as valid and effective as if conducted at a meeting at which all of them were present; and

(iii) the place of the meeting shall be the place where the chair is present.

82. Quorum at meetings

At a meeting of Directors, the number of Directors whose presence is necessary to constitute a quorum is 3 Directors. Unless the Directors determine otherwise, the quorum need only be present at the time when the meeting proceeds to business.

83. Chair of Directors

(a) The Directors may elect one of their number as their chair and one or more as deputy chair and may decide the period for which the chair and deputy chair are to hold office as chair and deputy chair (and may at any time remove him or them from such office). References to the chair in this Constitution include, in the absence of the chair, a deputy chair (unless the context otherwise requires). If two or more deputy chair are present, the senior of them shall act as chair, seniority being determined by length of office, disregarding any appointment or reappointment or deemed reappointment. As between two or more who have held office for an equal length of time, the deputy chair to act as chair shall be decided by those directors present.

(b) Where a meeting of Directors is held and:

(i) a chair has not been elected as provided by paragraph (a); or

(ii) the chair is not present at the time appointed for the holding of the meeting or does not wish to chair the meeting,

a deputy chair shall be chair of the meeting or if sub-paragraphs (i) or (ii) applies to the deputy chair, the Directors present shall elect one of their number to be a chair of the meeting.

(c) The remuneration of the chair and any deputy chair shall be from the remuneration fixed under Article 74(b) and decided by the Directors in accordance with Article 74(c).

84. Proceedings at meetings

(a) Subject to this Constitution, questions arising at a meeting of Directors shall be decided by a majority of votes of Directors present and voting and for all purposes any such decision is taken to be a decision of the Directors.

(b) Subject to the Act and any applicable Listing Rules, in the case of an equality of votes, the chair of the meeting has a casting vote in addition to the chair's deliberative vote except that the chair of the meeting must not exercise a casting vote at any meeting at which only 2 of the Directors who are present are entitled to vote.

(c) Except as provided in the Act or the Listing Rules, a Director:

(i) who has an interest in a matter may vote in respect of that matter if it comes before the Directors and be counted as part of the quorum;

(ii) may enter into contracts with, or otherwise have dealings with, the company; and

(iii) may hold other offices in the company.

85. Alternate Directors

(a) A Director may:

(i) with the approval of a majority of the other Directors, appoint a person (whether a member of the company or not); or

(ii) without the need for the approval of the other Directors, appoint another Director,

to be an alternate Director in the Director's place during any period that the Director thinks fit.

(b) An alternate Director may, but need not be, a member or a Director of the company.

(c) One person may act as an alternate Director to more than one Director.

(d) An alternate Director is entitled to notice of meetings of the Directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in the appointor's stead.

(e) In the absence of the appointor, an alternate Director may exercise any powers which the appointor may exercise. The exercise of any power by the alternate Director (including affixing the Seal or signing a document) shall be taken to be the exercise of the power by the appointor. The exercise of any power by the alternate Director shall be as agent of the company and not as agent of the appointor. Where the alternate is another Director, that Director shall be entitled to cast a deliberative vote on the Director's own account and on account of each person by whom the Director has been appointed as an alternate Director.

(f) The appointment of an alternate Director:

(i) may be terminated at any time by the appointor even if the period of the appointment of the alternate Director has not expired; and

(ii) terminates automatically if the appointor vacates office as a Director.

(g) An appointment or the termination of an appointment of an alternate Director shall be effected by service on the company of a notice in writing signed by the Director making the appointment.

(h) Other than:

(i) for reimbursement of expenses under Article 74(f); or

(ii) as authorised by the Directors,

an alternate Director is not entitled to any remuneration from the company for acting as an alternate Director.

(i) Any remuneration that is paid to an alternate Director under sub-paragraph (h)(ii), other than reimbursement of expenses under 74(f), must be deducted from the remuneration of the appointor.

86. Delegation

(a) The Directors may delegate any of their powers in accordance with the Act.

(b) Without limiting paragraph (a), the Directors may delegate to an Executive Director any of their powers, authorities and discretions for such time and on such terms and conditions as they think fit. In particular, the Directors may grant the power to sub-delegate, and may retain or exclude the right of the Directors to exercise the delegated powers, authorities or discretions collaterally with the Executive Director. The Directors may at any time revoke the delegation or alter their terms and conditions.

87. Vacancies

If the number of Directors is reduced below the minimum set by the Act:

(a) for so long as their number is sufficient to constitute a quorum, the remaining Directors may act; and

(b) if the number of remaining Directors is not sufficient to constitute a quorum, the remaining Director or Directors may act only for the purpose of increasing the number of Directors to the minimum number required under this Constitution to constitute a quorum.

88. Committees

(a) Articles 80, 81, 83 (other than paragraph (c)) and 84 apply to any committee as if each reference in those Articles to the Directors was a reference to the members of the committee and each reference to a meeting of Directors was to a meeting of the committee.

(b) The number of members whose presence at a meeting of the committee is necessary to constitute a quorum is the number determined by the Directors and, if not so determined, is 2. Unless the Directors determine otherwise, the quorum need only be present at the time when the meeting proceeds to business.

(c) The minutes of all the proceedings and decisions of every committee shall be made, entered and signed in the same manner in all respects as minutes of proceedings of the Directors are required by the Act to be made, entered and signed.

(d) Membership of a committee of Directors may, if the Directors so resolve, be treated as an extra service or special exertion performed by the members of the committee for the purpose of this Constitution.

89. Written resolutions

(a) If a document:

(i) is sent to all those entitled to receive notice of a meeting at which a resolution could be put;

(ii) contains a statement that the signatories to it are in favour of that resolution;

(iii) the terms of the resolution are set out or identified in the document; and

(iv) has been signed by all of the Directors entitled to vote on that resolution,

a resolution in those terms is passed on the day on which and at the time at which the document was signed by the last of those Directors.

(b) For the purposes of paragraph (a):

(i) 2 or more separate documents containing statements in identical terms each of which is signed by one or more Directors shall together be taken to constitute one document containing a statement in those terms signed by those Directors at the time at which the last of those documents to be signed was signed by a Director;

(ii) the signing of a document by an alternate Director is of no effect if the appointor has signed the document; and

(iii) a fax which is received by the company or an agent of the company and is sent for or on behalf of a Director or alternate Director shall be taken to be signed by that Director or alternate Director not later than the time of receipt of the fax by the company or its agent in legible form.

90. Defects in appointments

(a) All acts done by any meeting of the Directors, committee of Directors, or person acting as a Director are as valid as if each person was duly appointed and qualified to be a Director or a member of the committee.

(b) Paragraph (a) applies even if it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a member of a committee or to act as a Director or that a person so appointed was disqualified.

91. Directors' interests

(a) Subject to the Act and provided a Director has disclosed to the Board the nature and extent of any material interest of the Director, a Director, notwithstanding his office:

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the company or in which the company is

otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

(ii) may hold another office or place of profit with the company (except that of auditor or auditor of a subsidiary of the company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the company, and in that case on such terms as to remuneration and otherwise as the Board may decide either in addition to or instead of remuneration provided for by another Article;

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the company or in which the company is otherwise interested or as regards which the company has a power of appointment; and

(iv) is not liable to account to the company for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

(b) A Director who, to his knowledge, is in any way (directly or indirectly) interested in a contract, arrangement, transaction or proposal with the company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contact, arrangement, transaction or proposal is first considered, if he knows his interest then exits or, in any other case, at the first meeting of the Board after he knows that he is or has become interested. For the purposes of this Article:

(i) a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in a contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this Article in relation to that contract, transaction, arrangement or proposal; and

(ii) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest.

(c) A Director may not vote on or be counted in the quorum in relation to a resolution of the Board or of a committee of the Board concerning a contract, arrangement, transaction or proposal to which the company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the company), but without limiting the requirements of the Act, this prohibition does not apply to a resolution concerning any of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the company or any of its Subsidiaries;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the company or any of its Subsidiaries for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the company or any of its Subsidiaries for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal to which the company is or is to be a party concerning another company (including a Subsidiary of the company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (***relevant company***), if he does not to his knowledge have a relevant interest in shares representing one per cent or more of either any class of the equity share capital of or the voting rights in the relevant company;

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the company or any of its Subsidiaries (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy for the benefit of Directors or for the benefit of persons including Directors.

(d) A Director may not vote on or be counted in the quorum in relation to a resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the company or any company in which the company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the company or a company in which the company is interested, such proposals shall be divided and a separate resolution considered in relation to each director. In that case each of the Directors concerned (if not otherwise debarred from voting under this Article or the Act) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(e) If a question arises at a meeting as to the materiality of a Director's interest (other than the interest of the chair of the meeting) or as to the entitlement of a Director (other than the chair) to vote or be counted in a quorum for the purposes of this Article and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chair and his ruling in relation to the Director concerned is conclusive and binding on all concerned.

(f) If a question arises at a meeting as to the materiality of the interest of the chair of the meeting or as to the entitlement of the chair to vote or be counted in a quorum for the purposes of this Article and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the chair) whose majority vote is conclusive and binding on all concerned.

(g) For the purposes of this Article, the interest of a person who is for the purposes of the Act an associate of the Director is treated as the interest of the Director and, in relation to an alternate Director, the interest of his appointor is treated as the interest of the alternate Director in addition to an interest which the alternate Director otherwise has. This Article applies to an alternate Director as if he were a Director otherwise appointed.

(h) Subject to the Act, the company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any contract, arrangement, transaction or proposal not properly authorised by reason of a contravention of this Article.

SECRETARIES AND OTHER OFFICERS

92. Secretaries

(a) A Secretary of the company holds office on the terms and conditions, as to remuneration and otherwise, as the Directors decide.

(b) The Directors may at any time terminate the appointment of a Secretary.

93. Other officers

(a) The Directors may from time to time:

(i) create any other position or positions in the company with the powers and responsibilities as the Directors may from time to time confer; and

(ii) appoint any person, whether or not a Director, to any position or positions created under this sub-paragraph (a).

(b) The Directors at any time may terminate the appointment of a person holding a position created under sub-paragraph (a)(i) and may abolish the position.

SEALS AND EXECUTING DOCUMENTS

94. Seals and their use

(a) The company may have a common seal. If the company has a common seal it may also have a duplicate common seal.

(b) A Seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the Seal. Every document to which the Seal is affixed shall be signed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

(c) This Article does not limit the ways in which the company may execute a document.

INSPECTION OF RECORDS

95. Inspection of records

(a) The Directors may authorise a member to inspect books of the company to the extent, at the time and places and under the conditions, the Directors consider appropriate.

(b) A member (other than a Director) does not have the right to inspect any document of the company except as provided by law or as authorised by the Directors.

DIVIDENDS, INTEREST AND RESERVES

96. Powers to determine Dividends and pay interest

(a) Subject to the Act and to any special rights or restrictions attached to any shares, the Directors may from time to time determine that a Dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares or other securities in another body corporate (or any combination of them).

(b) No Dividend shall bear interest against the company.

97. Ranking of shares for Dividends

The rights attaching to the shares of the company, as regards the participation in the profits available for distribution and resolved to be distributed, are as follows:

(a) the holders of preference shares shall be entitled, in priority to any payment of Dividend to the holders of any other class of shares, to a preferred right to participate as regards Dividends up to but not beyond a specified amount; and

(b) any surplus remaining after payment of the Dividends under paragraph (a) shall be payable to the holders of the Ordinary Shares in equal amounts per share.

98. Crediting of Dividends

(a) Subject to any special rights or restrictions attached to any shares, every Dividend on a share in the company will be paid as follows, unless otherwise resolved by the Directors:

(i) if the share to which a particular Dividend relates is fully paid and was fully paid during the whole period in respect of which the Dividend is to be paid, that Dividend shall be equal to the Dividend paid on each other share which was fully paid during the whole period in respect of which the Dividend is to be fully paid; and

(ii) if the share to which a particular Dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the Dividend is to be paid, that Dividend shall be apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the Dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the Dividend is to be paid.

(b) An amount paid on a share in advance of a call is not taken for the purposes of sub-paragraph (a)(ii) to be paid on the share.

(c) Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that Dividends are to be paid out of a particular source or particular sources, and where the Directors so resolve, they may, in their absolute discretion:

(i) allow each or any member to elect from which specified sources that particular member's Dividend may be paid by the company; and

(ii) where such elections are permitted and any member fails to make such an election, the Directors may, in their absolute discretion, identify the particular source from which Dividends will be payable.

99. Reserves

(a) The Directors may at their discretion set aside out of the profits of the company any sums as they think proper as reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the company may be properly applied.

(b) Pending any application under paragraph (a), the reserves may, at the discretion of the Directors, either be employed in the business of the company or be invested in any investments as the Directors may from time to time think fit.

(c) The Directors may, without placing them to any reserve, carry forward any profits which they may think prudent not to divide or capitalise.

100. Deduction of unpaid amounts

The Directors may deduct from any Dividend payable to a member all sums of money presently payable by the member to the company on account of calls or otherwise in relation to shares in the company.

101. Distributions in kind

If the Directors have in accordance with the other provisions of this Constitution determined to pay a Dividend or to return capital by a reduction of capital, a buy-back or otherwise, wholly or partly by the distribution of specific assets (including by the issue of shares or other securities or by the transfer of shares or other securities in any other body corporate), the Directors may:

(a) if a difficulty arises in regard to that distribution, settle the matter as they think fit and fix the value for distribution of the specific assets or any part of those assets;

(b) decide that cash payments will be made, and make such payments to any members on the basis of the value so fixed in order to adjust the rights of all parties;

(c) vest any specific assets in trustees;

(d) authorise any person to make, on behalf of all the members entitled to any shares or securities, an agreement with the company (or other relevant body corporate) providing for the issue or transfer to them of any further shares or securities.

102. Payment of distributions

(a) Any Dividend, interest or other money payable in cash in respect of shares may be paid by any of the following means, in the Directors' discretion, at the sole risk of the intended recipient:

(i) by cheque sent through the post directed to:

(A) the address of the member as shown in the register or, in the case of joint holders, to the address shown in the register as the address of the joint holder first named in that register; or

(B) to any other address as the member or joint holders in writing directs or direct; or

(ii) by electronic funds transfer to an account with a bank or other financial institution nominated by the member and acceptable to the company; or

(iii) by any other means determined by the Directors; or

(iv) otherwise disposed of according to law.

(b) Subject to law, all Dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the company until claimed or otherwise disposed of according to law.

(c) Without limiting Article 102(b), if the Directors decide to make a payment by electronic funds transfer under Article 102(a) and an account is not nominated by the member or joint holders in accordance with Article 102(a), the company may hold the amount payable in a separate account of the company until the member or joint holders nominate an account in accordance with Article 102(a).

CAPITALISATION OF PROFITS

103. Capitalisation of profits

(a) The company in general meeting or the Directors may resolve:

(i) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to members; and

(ii) that the sum referred to in sub-paragraph (i) be applied, in any of the ways mentioned in paragraph (b), for the benefit of members in full satisfaction of their interest in the capitalised sum, in the proportions to which those members would have been entitled in a distribution of that sum by way of Dividend or if there is no such proportional entitlement, as the Directors determine.

(b) The ways in which a sum may be applied for the benefit of members under paragraph (a) are:

(i) in paying up any amounts unpaid on shares held by members;

(ii) in paying up in full unissued shares or debentures to be issued to members as fully paid;

(iii) partly as mentioned in sub-paragraph (i) and partly as mentioned in sub-paragraph (ii); or

(iv) any other application permitted by law or the Listing Rules.

(c) Where the conditions of issue of a partly paid share so provide, the holder shall be entitled to participate in any application of a sum under paragraph (b) to a greater extent than would have been the case had those funds been distributed by Dividend but not to any greater extent than permitted by the terms of issue.

(d) The Directors shall do all things necessary to give effect to the resolution referred to in paragraph (a) above and, in particular, to the extent necessary to adjust the rights of the members amongst themselves, may:

(i) fix the value for distribution of the specific assets or any part of those assets;

(ii) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions or determine that fractions may be disregarded;

(iii) vest any cash or specific assets in trustees on trust for the persons entitled as they think fit; and

(iv) authorise any person to make, on behalf of all the members entitled to any further shares or debentures on the capitalisation, an agreement with the company providing for the issue to them, credited as fully paid up, of any further shares or debentures or for the payment by the company on their behalf the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the members concerned.

BONUS SHARE PLAN

104. Bonus share plan

(a) The Directors may:

(i) establish and maintain a bonus share plan; and

(ii) vary, suspend or terminate the plan.

(b) For the purposes of the plan, the Directors may in their absolute discretion offer to members of the company:

(i) an opportunity to participate in the plan in respect of all or some of their shares; and

(ii) an opportunity to request that, instead of participating in any Dividends in respect of such shares, they have allotted and issued to them shares under the plan credited as fully paid.

(c) The Directors may under the plan credit shares in the capital of the company as fully paid by capitalising any sum standing to the credit of the company's profit and loss account or otherwise available for distribution and may apply that sum in crediting shares in the company as fully paid up.

(d) If a participant in the plan requests that in respect of certain shares the member not be entitled to participate in any Dividend, the Dividend shall be taken to relate only to the balance of the shares held by that participant at the time of the record date for the payment of that Dividend.

(e) Where the Directors have received a request from a participant in the plan in respect of certain shares that shares in the company be allotted and issued to the participant in accordance with the plan and the Directors decide in their absolute discretion to comply with that request, the rights attaching to the shares the subject of the request shall not be taken to have been varied although the Dividend is not paid on all of the shares in the class and although all of the shares in the class do not rank in calculating the number of fully paid shares to be allotted and issued to the participant in accordance with the plan.

(f) In offering opportunities to members to participate in the plan, the Directors may give such information as in their opinion may be useful to assist members in assessing the opportunity and making requests to their best advantage. The Directors, the company and its officers shall not be responsible for, nor shall they be obliged to provide, any legal or taxation advice in respect of the choices available to members.

(g) The Directors shall be under no obligation:

(i) to admit any member as a participant in the plan;

(ii) to comply with any request made by a member who is not admitted as a participant in the plan.

(h) In establishing and maintaining the plan, the Directors shall act in accordance with the provisions of this Constitution and may exercise all or any of the powers conferred upon them by this Constitution or by the Act.

DIVIDEND REINVESTMENT PLANS

105. Dividend reinvestment plans

(a) The Directors may:

(i) establish one or more plans under which some or all members may elect that Dividends to be paid in respect of some or all of the shares from time to time held by the member shall be satisfied by the issue of fully paid shares;

(ii) on or after establishment of any plan, extend participation in it, in whole or in part, to some or all of the holders of debt obligations of the company in respect of interest upon such obligations in like manner as if that interest were Dividends; and

(iii) vary, suspend or terminate the plan.

(b) Any such plan shall have effect in accordance with its terms and the Directors shall do all things necessary and convenient for the purpose of implementing the plan, including, the making of each necessary allotment of shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds which may lawfully be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

(c) Any such plan may be terminated by the Directors.

(d) For the purpose of giving effect to any such plan, appropriations, capitalisations, applications, payments and distributions as referred to in this Article may be made and the powers of the Directors under this Article shall apply and may be exercised (with such adjustments as may be required) even if only some of the members or holders of shares of any class participate in the appropriations, capitalisation, application, payment or distribution.

(e) In offering opportunities to members to participate in any such plan, the Directors may give such information as in their opinion may be useful to assist members in assessing the opportunity and making requests to their best advantage. The Directors, the company and its officers shall not be responsible for, nor shall they be obliged to provide, any legal, taxation or financial advice in respect of the choices available to members.

(f) The Directors shall be under no obligation:

(i) to admit any member as a participant in any such plan; nor

(ii) to comply with any request made by a member who is not admitted as a participant in any such plan.

(g) In establishing and maintaining any such plan, the Directors shall act in accordance with the provisions of this Constitution and may exercise all or any of the powers conferred on them by the terms of any such plan, by this Constitution or by the Act.

NOTICES

106. Notices generally

Subject to the Act and the Listing Rules:

(a) Members must provide at the company's registered office or share registry, a place of address. Any member who has not left at or sent to the registered office, a place of address at or to which all notices and documents of the company may be served or sent is not entitled to receive any notice but the company may elect to serve such notices to any facsimile number or an electronic mail address notified by the member.

(b) A notice may be given by the company to any member by, in its discretion:

(i) serving it on the member personally;

(ii) sending it by post to the member or leaving it at the member's address as shown in the register or the address supplied by the member to the company for the giving of notices;

(iii) transmitting it to the fax number supplied by the member to the company for the giving of notices;

(iv) transmitting it electronically to the electronic mail address given by the member to the company for giving notices; or

(v) serving it in any manner contemplated in this paragraph (b) on a member's attorney as specified by the member in a notice given under paragraph (c).

(c) A member may, by written notice to the Secretary left at or sent to the registered office or share registry, request that all notices to be given by the company or the Directors be served on the member's attorney at an address specified in the notice and the company may do so in its discretion.

(d) Notice to a member whose address for notices is outside Australia shall be sent by airmail, air courier, fax or electronic mail.

(e) Where a notice is sent by post, airmail or air courier service of the notice shall be taken to be effected by properly addressing and posting or delivering to the air courier a letter containing the notice and to have been effected on the day after the date of its posting or delivery to the air courier.

(f) In proving service of any notice it will be sufficient to prove that the letter containing the notice was properly addressed and put into the post office or other public postal receptacle or delivered to the air courier.

(g) A certificate in writing signed by any Secretary or other officer of the company that the letter containing the notice was so addressed and posted is conclusive evidence thereof.

(h) Where a notice is sent by fax or electronic transmission, service of the notice is taken to be effected by properly addressing and sending or transmitting the notice and to have been effected on the day it is sent.

(i) A notice may be given by the company to a person entitled to a share in consequence of the death or bankruptcy of a member:

(i) by serving it on the person personally;

(ii) by sending it by post addressed to the person by name or by the title of representative of the deceased or assignee of the bankrupt or by any like description at the address (if any) supplied for the purpose by the person;

(iii) if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy had not occurred;

(iv) by transmitting it to the fax number supplied by the person to the company; or

(v) if such a fax number has not been supplied, by transmitting it to the fax number to which the notice might have been sent if the death or bankruptcy had not occurred; or

(vi) by transmitting it to the electronic mail address supplied by the person to the company.

(j) Where a period of notice is required to be given, the day on which the notice is deemed to be served will, but the day of doing the act or other thing will not, be included in the number of days or other period.

107. Notices of general meeting

(a) Notice of every general meeting shall be given:

(i) in the manner authorised by Article 106(b):

(ii) subject to Article 108 to every member and to each Director;

(iii) to every person entitled to a share in consequence of the death or bankruptcy of a member who, but for death or bankruptcy, would be entitled to receive notice of the meeting; and

(iv) to the auditor to the company (if any).

The notice must specify a place and a fax number for the purpose of receiving proxy appointments.

(b) Notice of every general meeting must also be given in accordance with the Listing Rules to any other person to whom the company is required to give notice under the Listing Rules.

(c) No other person is entitled by this Constitution to receive notice of general meetings.

JOINT HOLDERS

108. Joint holders

(a) Joint holders of a share shall give to the company notice of:

(i) a single address for the purpose of all notices given by the company under Article 106, and for the payment of Dividends and the making of distributions in accordance with Articles 101 and 102; and

(ii) a single account for the payment of monies by electronic funds transfer in accordance with Article 102(a)(iii), if so desired,

in respect of that share.

(b) Where the company receives notice under paragraph (a), the giving of notice, the payment of Dividends or the making of distributions, to the address or account so notified shall be deemed given, paid or made to all joint holders of the relevant share.

(c) Where joint holders of a share fail to give notice to the company in accordance with paragraph (a), the company may give notice, pay Dividends and make distributions to the address of the joint holder whose name first appears in the register.

(d) Any of the joint holders of a share may give effective receipt for all Dividends and payments in respect of the share.

(e) In the absence of any express direction from those persons to the contrary, the company shall enter the names of those persons as members in the register of members in the order in which their names appear on the application for shares or the instrument of transfer or the notice of death or bankruptcy given to the company to establish those persons' entitlement to the share or shares.

SMALL SHAREHOLDINGS

109. Sale of small holdings

Subject to the Listing Rules:

(a) If at any time the number of shares registered in the name of a member (including shares to which the member is jointly entitled) is less than a Marketable Parcel, then the Directors may serve a written notice on the member advising the member that the company intends to sell those shares.

(b) The notice given under this Article must be served on all members named in the register as the holder of shares being less than a Marketable Parcel.

(c) The notice must state that unless the member advises the company before the date referred to in the notice (being no less than 6 weeks after the date the notice is issued or such other period required by the Listing Rules) that the member wishes to retain that member's shareholding, the shares referred to in the notice will be sold.

(d) If a member does not advise the company by the date referred to in the notice that the member wishes to retain that member's shareholding, then the Directors may sell those shares together with all rights attaching to those shares, including any unpaid Dividends.

(e) Any shares sold under this Article will be sold in the manner the Directors decide. For the purpose of the sale:

(i) the member appoints any two Directors jointly, as the member's attorneys for the purpose of executing any instrument to transfer those shares;

(ii) the transferee will not be bound to see to the regularity of proceedings or to the application of the purchase monies and the title of the transferee will not be affected by any irregularity or invalidity in connection with the sale.

(f) Once the transferee's name has been entered into the register in respect of the shares, the title of the transferee will be indefeasible and the remedy of any person aggrieved by the sale will be in damages against the company.

(g) The company (where permitted by the Act) or the transferee will bear all costs as a result of the sale of the shareholding.

(h) The proceeds of any sale will be held in such manner as the Directors determine. The proceeds of the sale will not be remitted until the company receives the share certificates (if any) relating to the shares the subject of the sale.

(i) A certificate in writing under the hand of any two Directors or any one Director and the Secretary that:

(i) any notice required to be served on or by the company was served; and

(ii) any resolution of the Directors required to be made was made,

will be sufficient evidence of the facts stated in the certificate against all persons claiming to be entitled to those shares and to the right and title of the company to dispose of them.

(j) The company will cancel the share certificates (if any) of all members whose shares are sold under this Article.

(k) This Article may be invoked only once in any period of 12 months.

(l) Notices given under this Article and the resulting power of sale will cease to have effect following announcement of an off-market bid or the making of a market bid in respect of the share, or any class of share, of the company but, despite paragraph (k), the procedure may be started again after the close of the offers made under the bid or, subject to the approval of the ASX, the withdrawal of the offers made under the bid under the Act.

WINDING UP

110. Division of Property

(a) If the company is wound up, the liquidator may:

(i) with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the company;

(ii) for that purpose set a value as the liquidator considers fair on any property to be so divided; and

(iii) decide how the division is to be carried out as between the members or different classes of members.

(b) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any property in trustees on any trusts for the benefit of the contributories as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

INDEMNITY

111. Indemnity and Insurance

(a) To the extent permitted by law and without limiting the powers of the company, the company indemnifies each person who is, or has been, a director or secretary of the company against any liability which results from facts or circumstances relating to the person serving or having served in the capacity of director, secretary, other officer or employee in relation to the company or any of its subsidiaries:

(i) other than any of the following:

(A) a liability owed to the company or a related body corporate; or

(B) a liability for a pecuniary penalty order under section 1317G of the Act or compensation order under section 1317H of the Act; or

(C) a liability that is owed to someone (other than the company or a related body corporate) and did not arise out of conduct in good faith;

(this sub-paragraph (i) does not apply to a liability for legal costs); and

(ii) other than for legal costs incurred in defending an action for a liability incurred as a director, secretary, other officer or employee of the company or any of its related body corporates if the costs are incurred:

(A) in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under paragraph (a)(i); or

(B) in defending or resisting criminal proceedings in which the person is found guilty; or

(C) in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found by the Court to be established; or

(D) in connection with proceedings for relief to the person under the Act in which the Court denies the relief.

Paragraph (C) does not apply to costs incurred in responding to actions brought by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order.

(b) To the extent permitted by law and without limiting the powers of the company, the Directors may authorise the company to, and the company may enter into any:

(i) documentary indemnity in favour of; or

(ii) insurance policy for the benefit of,

a person who is, or has been, a director, secretary, auditor, employee or other officer of the company or of a subsidiary of the company, which indemnity or insurance policy may be in such terms as the Directors approve and, in particular, may apply to acts or omissions prior to or after the time of entering into the indemnity or policy.

(c) The benefit of the indemnity given in paragraph (a) continues, even after paragraph (a) or the terms of this paragraph (c) are modified or deleted, in respect of a liability arising out of acts or omissions occurring prior to the modification or deletion.

COMPLIANCE WITH THE LISTING RULES

112. Listing Rules prevail

For so long as the company is admitted to the Official List of the ASX the following paragraphs apply.

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 November 2008

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

FINAL POLL AND PROXY RESULTS FOR THE BRAMBLES LIMITED ANNUAL GENERAL MEETING HELD ON 25 NOVEMBER 2008

Following the Annual General Meeting of Brambles Limited held in Sydney on 25 November 2008, we advise that each resolution set out in the Notice of Annual General Meeting was carried by the required majority.

Each resolution was determined on a poll. The results of the poll are set out in Appendix 1. The final proxy position is set out in Appendix 2.

Issued ordinary share capital as at 25 November 2008 is 1,384,473,050.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{EXT 00044042}

Appendix 1
Results of Poll on Resolutions at the Brambles Limited 2008 Annual General Meeting

Resolution	For	Against	Abstain
1	758,821,252	448,519	55,244,347
2	793,109,372	19,757,763	1,602,793
3	807,991,068	5,103,605	1,400,745
4	810,864,795	2,227,387	1,407,840
5	795,511,558	17,607,095	1,383,414
6	811,383,187	948,913	2,171,156
7	805,494,019	6,797,005	1,516,303
8	805,134,576	6,882,112	1,794,618
9	805,159,412	6,842,618	1,799,130
10	785,652,502	26,287,988	1,863,267
11	773,132,628	38,834,684	1,832,254
12	773,229,086	38,797,071	1,782,376
13	810,832,606	1,934,100	1,675,628
14	811,689,968	1,392,558	1,469,747

Appendix 2
Final Proxy Position

Resolution	For	Against	Discretionary	Abstain
1	550,003,815	421,132	15,795,214	55,244,347
2	584,158,134	19,692,983	16,003,665	1,565,019
3	601,780,170	2,224,688	16,046,849	1,398,745
4	601,810,592	2,227,387	16,005,126	1,407,840
5	589,289,342	14,871,581	15,913,956	1,381,414
6	603,113,255	946,913	15,889,037	1,503,924
7	597,263,015	6,787,230	15,867,134	1,507,053
8	597,110,249	6,861,811	15,680,983	1,775,368
9	597,126,578	6,816,943	15,694,864	1,779,880
10	580,316,026	23,440,579	15,843,987	1,821,320
11	567,821,964	35,996,828	15,809,822	1,788,057
12	567,932,211	35,947,406	15,807,842	1,738,179
13	601,890,607	1,932,668	15,936,003	1,668,628
14	602,932,205	1,330,806	15,854,985	1,424,849

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 November 2008

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES 2008 AGM TRADING UPDATE
SALES GROWTH EXPECTED IN ALL REGIONS IN FULL YEAR 2009

Please see the attached announcement.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{EXT 00045311}

Media Release
25 November 2008

Brambles

BRAMBLES 2008 AGM TRADING UPDATE
SALES GROWTH EXPECTED IN ALL REGIONS IN FULL YEAR 2009

At Brambles' Annual General Meeting today, the Company announced that it expects to deliver growth in sales revenue in all regions of CHEP and Recall in the 2009 financial year, provided there is no further deterioration in market conditions.

Comparable operating profit for the Brambles Group is expected to be broadly in line with last year. Although operating profit for CHEP Americas is expected to be around 10% below last year due to the slowdown in the USA and the previously announced investment in quality and Walmart transition costs, this is expected to be offset in constant currency terms by the performances of the rest of the business.

Chairman Graham Kraehe AO said the operating environment had been challenging, due to the rapid deterioration of the world's leading economies, and may remain so through 2009 and possibly beyond, particularly in the USA and Europe.

"One of the great strengths of Brambles is its outstanding CHEP and Recall business franchises," Mr Kraehe said. "We are confident that Brambles is well-placed to deliver good overall performance during these challenging times due to:

- our geographic diversity, with operations in 46 countries;
- our substantial customer base in the fast moving consumer goods industry which, while not immune from downturn, is generally more resilient in these conditions; and
- our ability to generate growth through winning new business, particularly in an environment of elevated cost-sensitivity for our customers."

Brambles achieved good sales revenue during the first four months of the 2009 financial year with 4% growth for the Group on a like-for-like basis. CHEP Americas was up 4%, CHEP Europe, Middle East and Africa up 4%, CHEP Asia-Pacific up 3% and Recall up 6%.

Mr Kraehe said. "This reflects a combination of modest volume growth, enhanced by favourable mix and some price. Both CHEP and Recall are winning new business in all markets at a rate that has more than offset any declines in organic volume."

"Brambles has strong cash flow from operations with significant unutilised credit facilities and no major debt refinancing due before November 2010. Brambles intends to re-introduce a dividend reinvestment plan to coincide with the payment of the 2009 interim dividend."

"We remain focused on positioning the business to exploit profitable growth opportunities, while maintaining a prudent financial position in times of very tough credit market conditions," Mr Kraehe added.

The Chief Executive Officer of Brambles, Mike Ihlein said: "Our emphasis on organic growth, geographic expansion and the search for new business opportunities will continue with great energy. My confidence in Brambles' ability to deliver higher rates of growth over the medium to long term is undiminished. This will be achieved by being totally committed to our customers, our markets and our people and maintaining our culture of continuous improvement."

The full text of both the Chairman's and CEO's AGM address is available at www.brambles.com. The Annual General Meeting is being webcast live on www.brambles.com and a replay will be available later today.

For further information please contact:

Media:	Investors:
Michael Sharp Vice President Corporate Affairs +61 2 9256 5255 +61 439 470 145	Michael Roberts Vice President Investor Relations +61 2 9256 5216 +61 418 263 199

Brambles is globally headquartered in Australia

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 November 2008

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited 2008 AGM – Chairman's and CEO's Addresses

In accordance with Listing Rule 3.13.3, we attach the addresses to be delivered by Mr Graham Kraehe, Chairman and Mr Michael Ihlein, Chief Executive Officer, at the Brambles Limited Annual General Meeting, to be held at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, commencing at 10.00 am this morning.

Also attached are copies of the slides to be used during the presentations at the meeting.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{EXT 00044041}

Brambles Limited 2008 Annual General Meeting

Addresses delivered by
Mr Graham Kraehe AO and Mr Michael Ihlein, Chief Executive Officer

25 November 2008

[Graham Kraehe AO]

Ladies and gentlemen, Brambles delivered solid results in the 2008 financial year despite the economic environment deteriorating in many markets in the second half.

I remind you that, unless otherwise noted, all references to dollars means US dollars, because that is the currency in which we report.

Some of the highlights of our 2008 performance (on a constant currency basis) were:

- sales revenue increased by 6% to 4.4 billion dollars;
- volume grew across all regions of both CHEP and Recall;
- comparable operating profit exceeded 1 billion dollars for the first time when it increased by 6% to almost 1.1 billion dollars;
- profit after tax was 626.5 million dollars and our US dollar earnings per share was up 18% at actual exchange rates; and
- total annual dividends increased 13% to 34.5 Australian cents.

Cash flow from operations remained strong at 810 million dollars, reflecting higher profits offset by increased capital expenditure to support growth.

CHEP Americas' performance was pleasing given that it was achieved in increasingly difficult economic conditions.

CHEP Europe, Middle East and Africa increased volumes and strengthened its sales pipeline. This is encouraging since CHEP Europe was experiencing flat volume a few years ago.

CHEP Asia-Pacific increased sales revenue and continued to win customers in China and commenced operations in the rapidly growing Indian market in the latter part of the year.

Recall achieved good sales revenue growth in all regions.

In these difficult times, it is important to note that Brambles has strong cash flow, with significant unutilised credit facilities and no major debt refinancing due before November 2010.

Under the on-market share buy-back program approved by shareholders at last year's Annual General Meeting, Brambles has bought back 42 million shares at a total cost of 392 million dollars.

In August, the Company announced the suspension of its buy-back program to allow for investment in growth opportunities in the business and to maintain a prudent capital position in turbulent market conditions. Later at this meeting we will be seeking your approval to refresh our on-market share buy-back authorisation.

This will provide Brambles with maximum flexibility to assess capital management initiatives in the future. There is however currently no intention to reinstate the buy-back.

We have said several times in recent years that we would consider implementing a dividend reinvestment plan or "DRP" if it were in the best interests of all shareholders. I am pleased to inform you today that the Board's intention is to re-introduce a DRP to coincide with the payment of the 2009 interim dividend.

The Board declared a final dividend for the 2008 financial year of 17.5 Australian cents. Together with the interim dividend of 17 cents, the total dividend for the year was 34.5 Australian cents – an increase of 13% over the prior year.

I have already mentioned the retirement of Don Argus. David Turner and Hans-Olaf Henkel retired at the conclusion of last year's Annual General Meeting and Jac Nasser also resigned in January this year to avoid any potential conflict of interest. Dave Mezzanotte retired as an Executive Director in April 2008 when he left Brambles.

Liz Doherty joined the Board in December 2007 following her appointment as Chief Financial Officer, and she will stand for election later at this meeting.

We are currently seeking an additional US based non-Executive Director to join the Brambles Board.

The Board meets outside Australia around three times a year and benefits from meeting major customers and visiting CHEP and Recall operations in various countries. Over the past year, the Board met in the US, Mexico, France and the UK.

Brambles is committed to working safely and achieving its aim of Zero Harm.

We are therefore extremely saddened to report that during the year we had a fatality in our CHEP business, and since the end of the financial year, two fatalities in Recall.

Mr Icaro de Barros, an employee of CHEP in Brazil, was killed in a road traffic accident in January.

In October, a Recall vehicle in Canada struck and killed Ms Debbie Devins, a pedestrian.

In November, Mr Suresh Kumar, an employee of Recall India, was fatally injured from a collapse of low height file shelving.

These tragic events are totally unacceptable. We are continually reinforcing our Zero Harm safety culture throughout all our workplaces.

On behalf of everyone at Brambles, I extend my sincere condolences to the families, friends and colleagues affected by these tragedies.

Brambles has a relatively light environmental footprint, nevertheless we remain committed to minimising our impact on the environment.

All Brambles businesses are implementing initiatives to reduce fuel use by optimising transport networks.

During the year Brambles acquired LeanLogistics – a leading provider of technology based transport and supply chain solutions in the USA. The acquisition of LeanLogistics will enable CHEP to provide enhanced transportation management services, delivering benefits to both CHEP and its customers through the elimination of empty miles travelled by vehicles.

We believe that our two businesses, CHEP and Recall, make a positive contribution to sustainable business practices. CHEP's pallet pooling model, for example, reduces the amount of lumber used to build pallets and the amount of lumber that goes to landfill.

This is because:

- the lumber used by CHEP is harvested from sustainable sources;
- CHEP pallets are higher in quality and have a longer useful life than the white wood alternative;
- CHEP pallets are continuously inspected, repaired and reused; and
- the central ownership and controlled management of our pallets maximises recycling and therefore reduces waste sent to landfills.

Recall's sustainable business practices are highlighted by the fact that it collects, shreds and sends for recycling about 225,000 tonnes of paper each year – the equivalent of approximately 3 million trees.

Both CHEP and Recall highlight the environmental benefits of their business to existing and potential customers - and there is an increasing appetite for such information.

For example, an environmental calculator used by CHEP USA allows customers to calculate how much they can reduce solid waste, greenhouse gas emissions and energy consumption by using CHEP instead of white wood pallets.

Brambles has a very good record and we are committed to further improving our environmental performance.

We now turn to the trading update for the four months to the end of October 2008 as well as the outlook for Brambles for the 2009 financial year.

Here, references to sales growth and profit performance are on a constant currency basis to provide the best indication of our real performance.

As you would all be aware, the world's leading economies have deteriorated rapidly over recent months as credit conditions continue to be difficult. Moreover, what started as a crisis in the financial sector has now moved to the real economy. The operating environment for our business has therefore been challenging and may remain so through 2009 and possibly beyond, particularly in the USA and Europe. For example, the US market is substantially weaker than we envisaged even just three months ago when we reported our full year 2008 results.

Nevertheless, one of the great strengths of Brambles is its outstanding CHEP and Recall business franchises. We are confident that Brambles is well-placed to deliver good overall performance during these challenging times due to:

- our geographic diversity, with operations in 46 countries;
- our substantial customer base in the fast moving consumer goods industry which, while not immune from downturn, is generally more resilient in these conditions; and
- our ability to generate growth through winning new business, particularly in an environment of elevated cost-sensitivity for our customers.

Against this backdrop, Brambles has achieved good sales revenue during the first four months of the financial year with 4% growth for the Group on a like-for-like basis. CHEP Americas was up 4%, CHEP Europe, Middle East and Africa up 4%, CHEP Asia-Pacific up 3% and Recall up 6%. This reflects a combination of modest volume growth, enhanced by favourable mix and some price.

Both CHEP and Recall are winning new business in all markets at a rate that has more than offset any declines in organic volume. We recognise however that our customers may continue to be affected if the consumer environment remains difficult and that this has the potential to further dampen organic growth.

For the 2009 financial year we anticipate growth in sales revenue in all regions of CHEP and Recall and hence Brambles overall in constant currency terms. Comparable operating profit for the Brambles Group is expected to be broadly in line with last year. This assumes no further deterioration in market conditions.

While the European economies are slowing, CHEP EMEA is expected to deliver good operating profit growth.

However, operating profit for CHEP Americas for 2009 is now expected to be around 10% below last year. This is due to the combined impact of the slowdown in the USA and the previously announced investment in quality and Walmart transition costs. Mike Ihlein will expand on these in his address.

CHEP Asia-Pacific is expected to deliver in line with our outlook statement in August where we noted that profit will be subdued in the near term as we continue the strategic investments in the emerging markets of China and India.

Recall's full year outlook is encouraging, with the business expected to deliver improved profit growth in 2009. Recall Americas is also making good progress on addressing past cost issues.

In summary, the lower profit outlook for CHEP Americas is expected to be offset in constant currency terms by the performance in the rest of our business in the 2009 financial year.

Group cash flow from operations is expected to remain strong, and it is worth emphasising here that we continue to maintain a healthy balance sheet.

It should be noted that the weaker Australian dollar, which has depreciated by approximately 30% against the US dollar, will significantly benefit our Australian dollar earnings per share should the exchange rate continue at current levels.

I can assure our shareholders that we continue to see opportunities emerging from the challenging economic circumstances in many markets. We remain focused on positioning the business to exploit profitable growth opportunities, while maintaining a prudent financial position in times of very tough credit market conditions.

I will now ask our Chief Executive Officer, Mike Ihlein, to discuss some important features of our performance in more detail.

[Mike Ihlein]

Thank you, Graham, and good morning ladies and gentlemen.

I also remind you that, unless otherwise noted, all references to dollars means US dollars, because that is the currency in which we report.

When I became Chief Executive Officer in July last year, I stressed that Brambles has very strong foundations on which to build its future – highly valuable service offerings, a substantial and expanding customer base in existing and new markets, and excellent people with proven expertise.

These foundations have enabled us to deliver a solid performance in the 2008 financial year. As you know, 2008 was the start of an extraordinary period for the global economy so I would like to update you on a number of aspects of our business that give me further confidence in the future.

However, I would firstly like to pay tribute to the 12,000 employees we have across 46 countries whose hard work and commitment has been the key to winning new business.

So why do I have confidence in the future?

We have seen:

- good progress on our growth initiatives across many markets;
- positive customer reaction to our CHEP USA quality investment;
- agreement on a solution to meet Walmart's needs in the USA; and
- encouraging performance in many parts of our business.

Let me first talk about our growth initiatives in CHEP.

In the USA, we have recently expanded our presence in a number of sectors:

- we have won significant new business in the non-alcoholic beverages sector;
- Tyson Foods, the leading meat and chicken processor in the USA, is now one of our largest customers;
- SYSCO, the USA's largest food service company, has extended its advocacy of CHEP pallets with their suppliers; and
- Dreyer's Ice Cream, a division of Nestlé, is now a CHEP customer.

Our investment in quality and innovation in CHEP USA was 25 million dollars in 2008 and we were very encouraged by the positive feedback from customers. We are continuing this investment program in 2009 at a somewhat higher level than originally planned for the year.

We are seeing success across CHEP Europe, including Germany and Poland following an increase in resources in those key markets. Significant new customers include:

- Haribo, based in Germany and one of Europe's largest confectionery manufacturers;
- Tarmac, one of the UK's leading "do-it-yourself" suppliers – a sector in which we have had low penetration; and
- Inergy Automotive Systems, the leading tier-one supplier of plastic fuel systems and servicing 187 suppliers across 12 countries in Europe. This is our largest win in this sector in recent times.

In Poland we have won many new customers and are seeing strong double digit growth in this key emerging market for CHEP.

In CHEP Asia-Pacific:

- China now has 160 customers – up substantially from only 12 months ago – with good progress in both the fast moving consumer goods and automotive sectors; and

- we have commenced business with Hindustan Unilever, India's largest consumer goods company.

In Recall:

- we have been successful in the legal, government, insurance and financial services sectors, providing more secure and efficient document management during these economic times;

- Recall is using innovative RFID technology to tag and identify cartons for our largest customer – Bank of America. Their carton intake is progressing very well and we are working on ways to further expand our business with them; and

- we have signed a contract with a global engineering firm to help digitise and manage their accounts payable process – an important development in a new Recall service offering.

Walmart's decision to change the way it manages pallet flows in its facilities in the USA attracted a great deal of public attention.

I am very pleased that we have been able to develop a supply chain solution that maintains the benefits of Total Pallet Management and meets the needs of Walmart.

The transition to the new arrangements is on track and, as previously announced, we will incur total costs of approximately 30 million dollars before tax in the 2009 financial year.

There is limited ongoing incremental cost for the business and there is no impact on CHEP USA's sales revenue or issue volumes.

I would like to turn now to the economic uncertainty in many markets and the effect this is having on consumers and our customers.

Few companies are immune from the rapid deterioration in the global economy. Many of our consumer goods customers are experiencing the effects of the slowdown, most notably in the USA where consumers are changing their behaviour and cutting back on discretionary spend.

We are reviewing consumer trends closely to identify new opportunities and to ensure we are best placed to service our customers' requirements along with their retailer partners.

CHEP Americas is expected to have another year of sales revenue growth in 2009. As I have outlined, we have continued winning new business in the USA at a rate that more than offsets the lower organic volume.

Encouragingly, we still expect volume growth in CHEP USA this year. However, the rapid economic slowdown is resulting in lower growth than previously anticipated. This has also led to higher costs, particularly storage, because larger numbers of pallets are coming back into the CHEP service centre network.

As the Chairman has indicated, operating profit in CHEP Americas in 2009 is now expected to be lower than last year. This is due to the combined impact of the slowdown and the previously announced investment in quality and Walmart transition costs.

In response to this, we are actively pursuing a range of initiatives including a focus on accelerating new business opportunities and operational improvements.

Profitability in CHEP Americas will benefit as the USA economy recovers, customer demand for pallets increases and pallet issue volumes improve.

Let me turn now to the rest of our business.

It is very encouraging to see sales revenue growth in each of CHEP EMEA, CHEP Asia-Pacific and Recall. As in CHEP Americas, new business has been a key aspect of delivering this growth.

In CHEP EMEA, new business wins across many countries and sectors have exceeded the lower organic volume and this is further strengthening our business. There is a strong focus on costs and capital expenditure in Europe and this is expected to result in improved profit and cash flow. The sales pipeline in Europe remains healthy.

South Africa is delivering good growth in both sales and profit.

In CHEP Asia-Pacific, Australia has significant new business opportunities under negotiation or discussion with key customers in both our pallet and container businesses.

Progress in Recall has been encouraging with sales revenue growth in all regions as well as success in addressing past cost issues in the Americas. Europe and Asia are doing particularly well. Recall also continues to win new business in all regions.

Overall, we expect that for the full year 2009 the combined profit performance in constant currency terms for the rest of our business to offset the lower profit in CHEP Americas. This would be a good outcome in the current environment.

Before I close, I would like to comment on safety and Zero Harm.

The Chairman spoke about our focus on Zero Harm and the tragic fatalities this year. I take the safety of our employees and members of the public extremely seriously and these unacceptable events really do bring home to me the necessity to do more in this area. We are implementing new systems to identify near misses and causes of accidents. We are undertaking additional training in key risk areas and publicly recognising those parts of our business that have excellent safety records as examples to the rest of Brambles.

I am personally committed to ensure we do have Zero Harm in our businesses.

The Company was also saddened recently at the tragic loss of one of our senior staff in CHEP USA, Robert Scott in an after-hours traffic accident. I extend the Company's condolences to Robert's family, friends and colleagues.

Brambles continues to implement a number of efficiency and business improvement programs. We are reducing our discretionary expenditure and actively managing both capital expenditure and operating cash flow whilst maintaining a strong focus on investing appropriately in new growth opportunities.

We are ensuring our remuneration strategy supports profitable growth. Our emphasis on organic growth, geographic expansion and the search for new business opportunities will continue with great energy. My confidence in Brambles' ability to deliver higher rates of growth over the medium to long term is undiminished.

This will be achieved by being totally committed to our customers, our markets and our people and maintaining our culture of continuous improvement.

Thank you very much Ladies and Gentlemen.

For further information please contact:

Media:	**Investors:**
Michael Sharp Vice President Corporate Affairs +61 2 9256 5255 +61 439 470 145	Michael Roberts Vice President Investor Relations +61 2 9256 5216 +61 418 263 199

Brambles is globally headquartered in Australia

Brambles

2008 Annual General Meeting

Sydney, 25 November





2008 Annual General Meeting

Graham Kraehe AO

Chairman

Brambles

Brambles

2008 Annual General Meeting

Sydney, 25 November



Brambles (BXB) vs ASX200 – 26 Nov 07 to 21 Nov 08



120.00
100.00
80.00
60.00
40.00
20.00
0.00
Base=100
BXB
ASX200
November 07
December 07
January 08
February 08
March 08
April 08
May 08
June 08
July 08
August 08
September 08
October 08

Source: Bloomberg

Solid 2008 results in a more challenging environment

- Sales revenue up 6% to US$4.4 billion
- Volume growth in all CHEP and Recall regions
- Comparable operating profit up 6% to almost US$1.1 billion
- Profit after tax US$626.5 million
- US$ earnings per share up 18% at actual exchange rates
- Total annual dividend of 34.5 Australian cents, an increase of 13%
- Strong cash flow of US$810 million

Growth % calculated on US$ constant currency basis

Capital management

- Strong cash flow
- Significant unutilised credit facilities
- No major debt refinancing due before November 2010
- In the financial year, 42 million shares bought back for US$392 million
- Dividend Reinvestment Plan (DRP) to be re-introduced

Corporate governance

- Retirements
  - Non-Executive Directors – Don Argus, David Turner, Hans-Olaf Henkel and Jac Nasser
  - Executive Director – Dave Mezzanotte
- Liz Doherty joined in December 2007
- US-based Non-executive Director being sought for the Board

Zero Harm

- Brambles committed to working safely and achieving Zero Harm
- Extremely saddened to report three fatalities since January – in Brazil, India and Canada
- Reinforcing Brambles safety culture

Sustainability

- Brambles has a relatively light environmental footprint
- Implementing initiatives to reduce fuel use by optimising transport networks
  - LeanLogistics provides enhanced transport management services to customers – eliminates 'empty miles'
- CHEP and Recall make a positive contribution to sustainable business practices
- Good record, but committed to continuous improvement

Trading update – four months to end of October 2008

- Well placed to deliver good overall performance in these challenging times
- Group sales revenue grew 4% on a like-for-like basis
  - CHEP Americas up 4%
  - CHEP EMEA up 4%
  - CHEP Asia-Pacific up 3%
  - Recall up 6%
  - Combination of modest volume growth, favourable mix and some price
- New business wins more than offsetting organic volume declines

Growth % calculated on US$ constant currency basis

Trading update – FY09 Outlook

- Sales revenue growth in all CHEP and Recall regions
- Comparable operating profit broadly in line with previous year
- CHEP EMEA to deliver good operating profit growth
- CHEP Americas operating profit around 10% below last year
- CHEP Asia-Pacific in line with previous outlook
- Recall to deliver improved profit growth
- Group cash flow from operations expected to remain strong
- Weaker A$ vs $US will significantly benefit A$ EPS

Growth % calculated on US$ constant currency basis

2008 Annual General Meeting

Mike Ihlein

Chief Executive Officer

Good progress on growth and investment in quality

- CHEP USA
  - Significant new business in the non-alcoholic beverages sector
  - New customer wins – Tyson Foods and Dreyer's Ice Cream
  - SYSCO extending CHEP pallet advocacy with suppliers
  - Positive customer feedback to investment in quality
    - US$25 million invested in 2008
    - Investment continues in 2009 at a somewhat higher level than originally planned

Good progress on growth and investment in quality (contd.)

- CHEP Europe
  - Customer successes, including Germany and Poland following an increase of resources
  - New customer wins – Haribo (Germany) and Tarmac (UK)
  - Inergy Automotive Systems largest sector win in recent times
- CHEP Asia-Pacific
  - China – substantial increase in customers over past 12 months
  - Commenced business with Hindustan Unilever, India's largest consumer goods company

Good progress on growth and investment in quality (contd.)

- Recall
  - Success in the legal, government, insurance and financial services sectors
  - RFID tagging of Bank of America's cartons progressing very well
  - Contract with global engineering firm to digitise and manage their accounts payable process
    - Important development in this new service offering

Walmart USA supply chain solution

- Supply chain solution that maintains benefits of Total Pallet Management and meets Walmart's needs
- Transition to new arrangements on track
- CHEP USA will incur total costs in FY09 of approximately US$30 million before tax
- Limited ongoing incremental cost for the business
- No impact on CHEP USA's sales revenue or issue volumes

Economic uncertainty and changes in consumer behaviour

- Many consumer goods customers experiencing slowdown effects and consumers are changing their behaviour, most notably in the USA
- Consumers are cutting back discretionary spending
- CHEP monitoring trends closely to:
  - identify new opportunities; and
  - ensure it is best placed to serve customers' requirements and their retailer partners

CHEP Americas

- CHEP Americas expected to have another year of volume and sales revenue growth
  - Success in winning new business in USA more than offsets lower organic volume
- Volume growth lower than previously anticipated due to rapid economic slowdown
  - Higher costs, particularly storage
- CHEP Americas operating profit in 2009 expected to be lower than 2008
  - Combined impact of the slowdown, investment in quality and Walmart transition costs
- Pursuing a range of initiatives in response
- Profitability will benefit as USA economy recovers

Other CHEP regions and Recall performing well

- CHEP EMEA
  - New business wins across many countries and sectors exceeds lower organic volume
  - Strong focus on costs and capex in Europe expected to result in improved profit and cash flow
  - South Africa continues to deliver good growth in both sales and profit
- CHEP Asia-Pacific
  - Significant new business opportunities in pallet and container businesses
- Recall
  - Sales revenue growth across all regions
  - Success in addressing past cost issues in the Americas
  - Winning new business in all regions

Brambles

2008 Annual General Meeting

Sydney, 25 November


CHEP
CHEP



2008 Annual General Meeting

Luke Mayhew

Chairman of the Remuneration Committee

Brambles

Four remuneration issues

- How we determine executive remuneration
- How much of it depends on performance
- The changes we are proposing and why
- Encouraging wider shareholding among employees

Brambles

Remuneration Policy

Objective

- Attract and retain high calibre executives
- Motivate executives to achieve challenging performance levels
- Align executive rewards with creation of shareholder value

Benchmarked independently

Structure

- Fixed
- At Risk

Executive Director remuneration structure FY08

At Risk Remuneration (67%)

At Risk Shares (52%)
Vesting over three years with performance hurdles for most shares related to TSR. **(STI and LTI)**

At Risk Cash (15%)
Annual cash bonus, based on achieving BVA, NPAT, cash flow and personal objectives. **(STI)**


Fixed
At Risk Shares
At Risk Cash

Fixed Remuneration (33%)

Salary – Superannuation, car, healthcare, etc

At Risk Remuneration

- Short Term Incentive (STI): Annual performance
- Long Term Incentive (LTI): Performance over three years

Proposals for executive remuneration

- Current scheme approved in 2006
- Changes to reflect different business and Accelerated Growth Strategy
- Minor changes to the annual bonus scheme (STI)
- Evolution of the long term incentive plans (LTI)

Changes to Performance Share Plan

Simplification

- Consolidate "Enhanced Short Term Incentive" component into LTI

Strategic Performance Conditions

- LTI awards split between two performance conditions:
  - Share price and dividend; modified Total Shareholder Return
  - Profitable growth, sales revenue growth and Brambles Value Added targets

Encouraging employee shareholding

- MyShare Plan aligns more employees with shareholders
- Employees invest up to A$5,000 per annum to buy shares on-market
- After two year holding period, employee shareholdings are matched one-for-one, subject to continued employment
- Offered in 24 countries initially, covering 98% of Brambles' workforce

Brambles

2008 Annual General Meeting

Sydney, 25 November





How to ask a question

- Go to a designated microphone
- Show your yellow poll card or blue non-voting card
- Give the attendant your name
- Wait until you have been introduced to the meeting

Brambles

2008 Annual General Meeting

Sydney, 25 November





Voting procedure


ANNUAL GENERAL MEETING OF THE COMPANY
TO CAST YOUR VOTE
FOR
AGAINST

Brambles

Item 1

As an ordinary resolution

To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles for the year ended 30 June 2008.

Proxies received

Resolution 1

To receive the Financial Report, Directors' Report and Auditors' Report

For	Discretionary	Against	Abstain
550,003,815	**15,795,214***	**421,132**	**55,244,347**

***Includes 12,461,838 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
1. To receive the Financial Report, Directors' Report and Auditors' Report	☐	☐	☐



Item 2

As an ordinary resolution

"To adopt the Remuneration Report for Brambles for the year ended 30 June 2008."

Proxies received

Resolution 2

To adopt the Remuneration Report

For	Discretionary	Against	Abstain
584,158,134	**16,003,665***	**19,692,983**	**1,565,019**

***Includes 12,692,380 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
2. To adopt the Remuneration Report	☐	☐	☐



2008 Annual General Meeting

Items 3 - 6

Election and Re-election of Directors

Item 3



Election of
Ms M E Doherty

Proxies received

Resolution 3

To elect Ms M E Doherty to the Board of Brambles

For	Discretionary	Against	Abstain
601,780,170	**16,046,849***	**2,224,688**	**1,398,745**

***Includes 12,711,378 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
3. To elect Ms M E Doherty to the Board of Brambles	☐	☐	☐



Item 4

Re-election of
Mr A G Froggatt



Brambles

Proxies received

Resolution 4

To re-elect Mr A G Froggatt to the Board of Brambles

For	Discretionary	Against	Abstain
601,810,592	**16,005,126***	**2,227,387**	**1,407,840**

***Includes 12,671,155 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
4. To re-elect Mr A G Froggatt to the Board of Brambles	☐	☐	☐



Item 5

Re-election of
Mr D P Gosnell



Proxies received

Resolution 5

To re-elect Mr D P Gosnell to the Board of Brambles

For	Discretionary	Against	Abstain
589,289,342	**15,913,956***	**14,871,581**	**1,381,414**

***Includes 12,678,655 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
5. To re-elect Mr D P Gosnell to the Board of Brambles	☐	☐	☐



Item 6

Re-election of
Mr M F Ihlein



Brambles

Proxies received

Resolution 6

To re-elect Mr M F Ihlein to the Board of Brambles

For	Discretionary	Against	Abstain
603,113,255	**15,889,037***	**946,913**	**1,503,924**

***Includes 12,651,711 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
6. To re-elect Mr M F Ihlein to the Board of Brambles	☐	☐	☐



Item 7

As an ordinary resolution

"That the Brambles MyShare Plan, the principal terms of which are summarised in the Explanatory Notes accompanying this Notice, and the issue of shares under that plan, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 7.2, exception 9."

Proxies received

Resolution 7

Approval of the MyShare Plan

For	Discretionary	Against	Abstain
597,263,015	15,867,134*	6,787,230	1,507,053

***Includes 12,559,894 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
7. Approval of the MyShare Plan	☐	☐	☐



2008 Annual General Meeting

Items 8 - 9

Participation of Executive Directors in MyShare Plan

Brambles

Item 8

As an ordinary resolution

"That the participation by Mr Michael Francis Ihlein until 25 November 2011 in the Brambles MyShare Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Proxies received

Resolution 8

Participation of Mr M F Ihlein in the MyShare Plan

For	Discretionary	Against	Abstain
597,110,249	**15,680,983***	**6,861,811**	**1,775,368**

***Includes 12,498,174 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
8. Participation of Mr M F Ihlein in the MyShare Plan	☐	☐	☐



Item 9

As an ordinary resolution

"That the participation by Ms Mary Elizabeth Doherty until 25 November 2011 in the Brambles MyShare Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Proxies received

Resolution 9

Participation of Ms M E Doherty in the MyShare Plan

For	Discretionary	Against	Abstain
597,126,578	**15,694,864***	**6,816,943**	**1,779,880**

***Includes 12,512,055 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
9. Participation of Ms M E Doherty in the MyShare Plan	☐	☐	☐



Item 10

As an ordinary resolution

*"That the Brambles 2006 Performance Share Plan, as amended in the manner set out in the Explanatory Notes accompanying this Notice (the **Amended Performance Share Plan**), and the issue of shares under the Amended Performance Share Plan, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 7.2, exception 9."*

Proxies received

Resolution 10

Amendments to the Brambles 2006 Performance Share Plan

For	Discretionary	Against	Abstain
580,316,026	**15,843,987***	**23,440,579**	**1,821,320**

***Includes 12,541,397 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
10. Amendments to the Brambles 2006 Performance Share Plan	☐	☐	☐



Item 11

As an ordinary resolution

"That the participation by Mr Michael Francis Ihlein until 25 November 2011 in the Amended Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Proxies received

Resolution 11

Participation of Mr M F Ihlein in the Amended Performance Share Plan

For	Discretionary	Against	Abstain
567,821,964	**15,809,822***	**35,996,828**	**1,788,057**

***Includes 12,516,431 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
11. Participation of Mr M F Ihlein in the Amended Performance Share Plan	☐	☐	☐



Item 12

As an ordinary resolution

"That the participation by Ms Mary Elizabeth Doherty until 25 November 2011 in the Amended Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Proxies received

Resolution 12

Participation of Ms M E Doherty in the Amended Performance Share Plan

For	Discretionary	Against	Abstain
567,932,211	**15,807,842***	**35,947,406**	**1,738,179**

***Includes 12,513,336 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
12. Participation of Ms M E Doherty in the Amended Performance Share Plan	☐	☐	☐



Item 13

As a special resolution

"That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice. "

Proxies received

Resolution 13

Amendments to constitution

For	Discretionary	Against	Abstain
601,890,607	**15,936,003***	**1,932,668**	**1,668,628**

***Includes 12,698,701 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
13. Amendments to constitution	☐	☐	☐



Item 14

As an ordinary resolution

"That Brambles be authorised to conduct on-market buy-backs of its shares in the 12 month period following the approval of this resolution, provided that the total number of shares bought back on-market during that period does not exceed 138,369,968, being 10% of the total shares on issue in Brambles as at 8 September 2008; and that the purchase price under any such on-market buy-back does not exceed the maximum set by Australian Securities Exchange Listing Rule 7.33."

Proxies received

Resolution 14

Authorisation of on-market share buy-backs

For	Discretionary	Against	Abstain
602,932,205	15,854,985*	1,330,806	1,424,849

***Includes 12,638,904 votes directed to the Chairman**

Mark your poll card

	For	Against	Abstain
14. Authorisation of on-market share buy-backs	☐	☐	☐



Brambles

2008 Annual General Meeting

Sydney, 25 November



2008 Annual General Meeting

Please deposit Poll Cards at exit

Brambles

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 November 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 131,925 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	131,925
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	112,330 @ $7.79 per share 8,730 @ $4.74 per share 10,865 @ $7.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,604,975	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,111,556	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 November 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Investments Commission

CN9097063

Form 205
Corporations Act 2001
136(5), 157(2), 162(3), 461(2), 491(2), 506(1B), 507(11), 510(1A)
Corporations Regulations 2001
1.0.12

Notification of resolution

If there is insufficient space in any section of the form, provide details in an annexure – refer to Guide for annexure requirements

Company details

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BRAMBLES INDUSTRIES LIMITED

Contact name/position description
ROBERT GERRARD / COMPANY SECRETARY

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5271

Postal address or DX address
LEVEL 40, GATEWAY, 1 MACQUARIE PLACE,
SYDNEY, NSW 2000

1 Subject(s) of the resolution

Please tick box(es) which apply

ASIC internal form code

157(2) ☐ Change of company name
Is the proposed name identical to a registered business name(s)? — **A**

☐ Yes ☐ No

If yes, I declare that I own, or am registering the company name for the owner(s) of the identical business name(s), the registration details of which are listed below.

Business number	State/Territory of registration

Section		Subject	Code
162(3)	☐	Change from public company to proprietary company	**B**
162(3)	☐	Change from proprietary company to public company	**C**
162(3)	☐	Change from no-liability company to company limited by shares	**F**
162(3)	☐	Change from limited company to unlimited company	**G**
162(3)	☐	Change from unlimited company to limited company	**H**
162(3)	☐	Change from company limited by guarantee to company limited by shares	**AA**
162(3)	☐	Change from company limited by both shares & guarantee to company limited by shares	**AB**
162(3)	☐	Change from company limited by both shares & guarantee to company limited by guarantee	**AC**

1 Continued ... Subject(s) of the resolution

Please tick box(es) which apply

			ASIC internal form code
162(3)	[ ]	Change from limited (mining) company to a no-liability company	X
136(5)	[✓]	Alteration of constitution	J
491(2)	[ ]	Voluntary winding up by members	L
491(2)	[ ]	Voluntary winding up by creditors	M
461(2)	[ ]	Company resolved to be wound up by Court	AD
506(1B)	[ ]	Powers & duties of liquidator (voluntary)	AF
507(11)	[ ]	Company's arrangement with liquidator	AG
510(1A)	[ ]	Binding arrangements on company/creditors	AH
	[ ]	Other — Section number — Brief description	R

2 Details of the resolution

Tick the appropriate box & provide details

Date of meeting
25/11/08
[D D] [M M] [Y Y]

The resolution: [ ] Set out below [✓] in the attached annexure marked "..A......" (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the *Corporations Act 2001*.

Signature

This form must be signed by a current officeholder or external administrator of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT GERRARD

Capacity
[ ] Director [✓] Company secretary [ ] External administrator

Signature
R. Gerrard

Date signed
25/11/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841

Or lodge the form at your nearest Service Centre

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Brambles Limited
ACN 118 896 021

This is annexure "A" of 2 pages referred to in form 205.

R. Gerrard

Robert Gerrard
25/11/2008
Secretary

"That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice."

The section of the Explanatory Notes relating to the above resolution is shown below:

Resolution 13 – Amendments to Constitution

Two amendments are proposed to Brambles' constitution, for approval by shareholders by special resolution. The amendments would update the constitution in line with the corporate practice of many listed companies in relation to direct voting by shareholders and payment of dividends by direct credit. References to Articles below are to the numbering of the Articles in both the current and proposed constitution. Other than Brambles Limited (**Brambles**), terms which are capitalised in the explanatory notes to this resolution are as defined in both the current and proposed constitution.

(a) Article 54 – Voting at general meetings

It is proposed that the constitution be amended to enable "direct voting" as a means for the casting and recording of votes by shareholders. As an example, the amended Article 54 would give the Directors the flexibility to approve and establish an online voting system or postal voting system (similar to that used in an election) as an alternative choice to proxy voting at general meetings. A direct voting system can operate alongside the proxy voting system and it is Brambles' intention to continue to operate proxy voting arrangements.

The proposed amendment is to add the following paragraph (f) to Article 54:

"(f) The Directors may determine that at any general meeting or class meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in relation to that resolution. A "direct vote" includes a vote delivered to the company by post, fax or other electronic means approved by the Directors. The Directors may prescribe rules to govern direct voting and specify the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid."

(b) Article 102 – Payment of distributions

It is proposed that the constitution be amended to permit the Directors the discretion to determine the means by which dividends may be paid. The amended Article 102 would give the Directors the flexibility to mandate that dividend payments to ordinary shareholders will be made by direct credit. Brambles encourages both shareholders and CDI holders to receive their dividends by direct credit rather than by cheque, as direct credit provides a faster and more secure method of dividend payment. Direct credit also generates cost savings for Brambles. At the date of this Notice, over 90% of ordinary shareholders in Brambles had already elected to receive their dividends by direct credit.

The proposed amendments are to:

1. delete the word "company's" in line two of Article 102(a) and substitute it with the word "Directors"; and
2. add the following paragraph (c) to Article 102:

   "(c) Without limiting Article 102(b), if the Directors decide to make a payment by electronic funds transfer under Article 102(a) and an account is not nominated by the member or joint holders in accordance with Article 102(a), the company may hold the amount payable in a separate account of the company until the member or joint holders nominate an account in accordance with Article 102(a)."

A marked up copy of the proposed constitution is available on the Brambles website. Copies of the proposed constitution are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place Sydney NSW 2000 and at the Overseas Passenger Terminal from 15 minutes before the commencement of the AGM and during that meeting.

The Directors unanimously recommend that Brambles shareholders vote in favour of the amendments to the constitution.

Australian Securities & Investments Commission

RN 6189357

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT GERRARD

Capacity
[ ] Director
[x] Company secretary

Signature
R Gerrard

Date signed
07/11/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	40,996	A$7.81	$0.00
ORD	65,933	A$7.81	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

3 0 / 1 0 / 0 8

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
BRAMBLES LIMITED

ACN/ABN *
89 118 896 021

Corporate key *
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BRAMBLES INDUSTRIES LIMITED

Contact name/position description
CAROLINE WEBB, ASSISTANT COMPANY SECRETARY

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal or DX address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
ROBERT NIES GERRARD

Capacity *
☐ Director
☑ Company secretary

Signature
R. Gerrard

Date signed
{current date/time} 27-11-09 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☐ **Cancellation of shares**				
C ☐ **Transfer of shares**				
C ☐ **Changes to amounts paid** ☐ Proprietary company ☑ Public company ☑ if in response to the Annual company statement ☐ if not in response to the Annual company statement				

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		1384332977	17503357714.11	0

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

15/02/2008 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☑ Yes

☐ No

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Result of AGM
Released	07:00 25-Nov-08
Number	8487I07

RNS Number : 8487I
Brambles Limited
25 November 2008

Brambles Limited
ABN 89 118 896 021

25 November 2008

RESULTS OF ANNUAL GENERAL MEETING
HELD ON 25 NOVEMBER 2008

Following the Annual General Meeting of Brambles Limited held in Sydney on 25 November 2008, we advise that each resolution set out in the Notice of Annual General Meeting was carried by the required majority.

Each resolution was determined on a poll. The results of the poll are set out in Appendix 1. The final proxy position is set out in Appendix 2.

Two marked up copies of the Brambles Limited constitution, showing the amendments which were approved by shareholders today, were sent to the FSA for publication through the UK Listing Authority's Document Viewing Facility on 18 September 2008.

In accordance with Listing Rule 14.3.6R, two copies of the resolutions passed today have also been submitted to the FSA for publication through the UK Listing Authority's Document Viewing Facility.

Issued ordinary share capital as at 25 November 2008
is 1,384,473,050.

Robert Gerrard
Company Secretary

Appendix 1

Results of Poll on Resolutions at the Brambles Limited
2008 Annual General
Meeting

Resolution	For	Against	Abstain
1	758,821,252	448,519	55,244,347
2	793,109,372	19,757,763	1,602,793
3	807,991,068	5,103,605	1,400,745
4	810,864,795	2,227,387	1,407,840
5	795,511,558	17,607,095	1,383,414
6	811,383,187	948,913	2,171,156
7	805,494,019	6,797,005	1,516,303
8	805,134,576	6,882,112	1,794,618
9	805,159,412	6,842,618	1,799,130
10	785,652,502	26,287,988	1,863,267
11	773,132,628	38,834,684	1,832,254
12	773,229,086	38,797,071	1,782,376
13	810,832,606	1,934,100	1,675,628
14	811,689,968	1,392,558	1,469,747

Appendix 2

Final Proxy Position

Resolution	For	Against	Discretionary	Abstain
1	550,003,815	421,132	15,795,214	55,244,347
2	584,158,134	19,692,983	16,003,665	1,565,019
3	601,780,170	2,224,688	16,046,849	1,398,745
4	601,810,592	2,227,387	16,005,126	1,407,840

5	589,289,342	14,871,581	15,913,956	1,381,414
6	603,113,255	946,913	15,889,037	1,503,924
7	597,263,015	6,787,230	15,867,134	1,507,053
8	597,110,249	6,861,811	15,680,983	1,775,368
9	597,126,578	6,816,943	15,694,864	1,779,880
10	580,316,026	23,440,579	15,843,987	1,821,320
11	567,821,964	35,996,828	15,809,822	1,788,057
12	567,932,211	35,947,406	15,807,842	1,738,179
13	601,890,607	1,932,668	15,936,003	1,668,628
14	602,932,205	1,330,806	15,854,985	1,424,849

For further information, contact:

Investors:
Michael Roberts
Vice President Investor Relations
+61 2 9256 5216
+61 418 263 199

Media:
Michael Sharp
Vice President Corporate Affairs
+61 2 9256 5255
+61 439 470 145

Brambles is globally headquartered in Australia

END

Close

END